Exhibit 99.2

Brookfield Asset Management Inc.

2 0 2 1 M A N A G E M E N T I N F O R M A T I O N C I R C U L A R

ANNUAL MEETING | JUNE 11, 2021

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND

AVAILABILITY OF INVESTOR MATERIALS

An Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation” or “Brookfield”) will be held on Friday, June 11, 2021 at 10:30 a.m. Eastern Daylight Time (EDT) in a virtual meeting format via live audio webcast at: https://web.lumiagm.com/418707320, to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration; and

4.	consider and, if thought advisable, pass an advisory resolution on the Corporation’s approach to executive compensation (the “Circular”).

We will consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: https://web.lumiagm.com/418707320, entering your control number and password “bam2021” (case sensitive). See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a Brookfield shareholder at the close of business on April 23, 2021. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of the Circular.

This year we are again posting electronic versions of the Circular and our 2020 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bam.brookfield.com under “Notice and Access 2021” and at www.sedar.com and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials, please contact us at 1-866-989-0311 or enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. EDT on May 28, 2021. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, AST Trust Company (Canada), after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Holders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Wednesday, June 9, 2021. You can cast your proxy vote in the following ways:

•	On the Internet at www.astvotemyproxy.com;

•	Fax your signed proxy to (416) 368-2502 or 1-866-781-3111;

•	Mail your signed proxy using the business reply envelope accompanying your proxy;

•	Scan and send your signed proxy to proxyvote@astfinancial.com; or

•	Call by telephone at 1-888-489-5760.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent, AST Trust Company (Canada) at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or online at https://lp.astfinancial.com/control-number-request-en.html by no later than 5:00 p.m. EDT on Tuesday, June 8, 2021.

By Order of the Board

Justin B. Beber
Managing Partner

April 30, 2021

LETTER TO SHAREHOLDERS

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2021 annual meeting of Brookfield Asset Management. This year’s annual meeting will occur by video webcast at 10:30 a.m. on Friday, June 11, 2021. You can read about the business of the meeting beginning on page eight of the accompanying Management Information Circular. This Circular also provides important information on voting your shares at the meeting, our 16 director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual meeting can be found in the “Q&A on Voting” section of the Circular.

2020 Highlights

We are pleased to report that over the course of 2020, we increased total assets under management to over $600 billion and fee bearing capital to $312 billion—a more than 8% increase in fee bearing capital year-over-year, and a very strong performance given the extraordinary environment. We increased fee-related earnings by 19% to $1.4 billion, excluding performance fees.

During the year, we deployed approximately $44 billion of capital across our operations, which included $28 billion of long-term private funds capital and co-investments and $15 billion in perpetual strategies capital. Some of the more notable transactions included: (i) the acquisition of an Indian telecom tower operation; (ii) the privatization of a listed solar/wind business; and (iii) the privatization of Canada’s leading mortgage insurer. In the first quarter of 2021, we agreed to acquire all of the outstanding interests in Brookfield Property Partners to take our property business private. As we have previously noted, privatizing BPY will give us flexibility to realize the true value of our property portfolio.

New areas of focus for us include strategic investing in the transition of the economy to net-zero carbon emissions, where we are committing $2 billion of our own capital to a new global transition fund; technology investing, where we are moving from venture into full-scale technology private equity investing; LP secondaries; and reinsurance. Each of these areas has the potential to provide a meaningful opportunity for our clients and for our business. As previously disclosed, in 2021, we plan to distribute to our shareholders a new share of BAM Reinsurance, which will be paired to BAM for the foreseeable future, as a special dividend. We have established BAM Reinsurance to own and operate a leading reinsurance business focused on providing capital-based solutions to insurance companies and their stakeholders.

Board Developments

The Board continues to be focused on environmental, social and governance (“ESG”) management, having formally embedded ESG management into its mandate, as well as the mandate of the Governance & Nominating Committee, in 2020. We recently became a signatory to the Net Zero Asset Managers initiative, alongside a group of international asset managers, to support the goal of net zero greenhouse (GHG) gas emissions by 2050 or sooner. We have also been more active than ever in the sustainable finance market, with total issuances in 2020 reaching more than $3.5 billion across green bonds, sustainability-linked debt and green preferred shares.

We continue to focus on ensuring that we have diversity of skills and experience among our directors that aligns with the Corporation’s strategic priorities across different markets. To that end, Hutham S. Olayan was appointed to the Board on January 4, 2021. Ms. Olayan is Chair of the Corporate Board of The Olayan Group, a private international investor with a portfolio of global investments. Ms. Olayan serves on the board of the Peter G. Peterson Institute for International Economics and the board of Memorial Sloan Kettering Cancer Center among other private and public board memberships. Ms. Olayan is Trustee Emeritus of the American University of Beirut (AUB), as well as a member of AUB’s International Advisory Council. She is also a member of the Stanford University Global Advisory Council. We are thrilled to have Ms. Olayan joining us.

Mr. Murilo Ferreira, who has been a Brookfield Director since 2017 is not standing for re-election. On behalf of the Corporation and our shareholders, I want to extend our sincere appreciation to Mr. Ferreira for his guidance and commitment to Brookfield and our Board.

With the changes over the past decade, we now have six of eight Class A directors who are women or 75% of the directors elected by holders of the Class A Shares. In total, female directors represent 50% of the non-management directors and 37.5% of the Board.

Shareholder Meeting

Please take time to read our Management Information Circular and determine how you will vote your shares. Your participation in our annual meeting is important to us and we encourage your engagement in this important process.

On behalf of the Board, I express our appreciation for your continued faith in us. We look forward to meeting with you (virtually) on June 11th.

Yours truly,

The Honourable Frank J. McKenna
Chair
April 2021

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	1

	Who Can Vote	1

	Notice and Access	1

	Q & A on Voting	2

	Principal Holders of Voting Shares	7

PART TWO	BUSINESS OF THE MEETING	8

	1. Receiving the Consolidated Financial Statements	8

	2. Election of Directors	8

	Majority Voting Policy	9

	Cumulative Voting for Directors	9

	Voting by Proxy	9

	Director Nominees	10

	Summary of 2021 Nominees for Director	19

	Director Ownership in Publicly Traded Subsidiaries	21

	2020 Director Attendance	22

	2020 Director Voting Results	23

	3 . Appointment of External Auditor	23

	Principal Accounting Firm Fees	23

	4 . Advisory Resolution on Approach to Executive Compensation	24

	2020 Results of the Advisory Resolution on the Corporation’s Approach to Executive Compensation	25

	Advisory Vote	25

PART THREE	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	26

	Governance	26

	Board of Directors	26

	Committees of the Board	31

	Board, Committee and Director Evaluation	33

	Board and Management Responsibilities	34

	Strategic Planning	34

	Risk Management Oversight	35

	Environmental, Social and Governance Management	36

	Communication and Disclosure Policies	38

	Code of Business Conduct and Ethics	39

	Report of the Audit Committee	40

	Report of the Governance and Nominating Committee	42

	Report of the Management Resources and Compensation Committee	43

	Report of the Risk Management Committee	44

PART FOUR	DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	45

	Director Compensation	45

	Equity Ownership of Directors	48

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	49

	Compensation Discussion and Analysis Overview	49

	Overview of the Business in 2020	51

	Compensation Committee Governance	52

	Compensation Approach	55

	Key Elements of Compensation	56

	Key Policies and Practices	60

	2020 Compensation Decisions	63

	Five-year Chief Executive Officer Review	65

	Compensation of Named Executive Officers	68

PART SIX	OTHER INFORMATION	77

	Routine Indebtedness of Directors, Officers and Employees	77

	Audit Committee	77

	Directors’ and Officers’ Liability Insurance	77

	Normal Course Issuer Bid	77

	Availability of Disclosure Documents	78

	Other Business	78

	Shareholder Proposals	78

	Directors’ Approval	79

APPENDIX A	CHARTER OF THE BOARD	A-1

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Asset Management Inc. (“Brookfield,” “we,” “our” or the “Corporation”) of proxies for the Annual Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual Meeting of Shareholders and Availability of Investor Materials dated April 30, 2021 (the “Notice”) to be held in a virtual meeting format only on Friday, June 11, 2021 at 10:30 a.m. Eastern Daylight Time (EDT). The meeting will be broadcast live by audio webcast. See “Q&A on Voting” on page 2 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bam.brookfield.com under “Notice and Access 2021,” on our System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. Proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at April 23, 2021, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to £ are to British Pound Sterling and all references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2020 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.7464, unless otherwise indicated.

Who Can Vote

As at April 23, 2021, the Corporation had 1,577,518,146 Class A Limited Voting Shares (“Class A Shares”) and 85,120 Class B Limited Voting Shares (“Class B Shares”) outstanding. The Class A Shares are co-listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM,” and the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A.” The Class B Shares are all privately held (see “Principal Holders of Voting Shares” on page 7 of this Circular for further information). Each registered holder of record of Class A Shares and Class B Shares as at the close of business on Friday, April 23, 2021 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of a Class A Share or Class B Share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of Class A Shares and by the holders of Class B Shares who vote in respect of the resolution, each voting as a separate class.

Holders of Class A Shares are entitled, as a class, to elect one-half of the board of directors of the Corporation (the “Board” or “Board of Directors”), and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. See “Election of Directors” on page 8 of this Circular for further information.

Notice and Access

Brookfield is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, Brookfield has posted this Circular and form of proxy on its website at https:// bam.brookfield.com under “Notice and Access 2021,” in addition to posting it on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. Brookfield has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. Brookfield will not directly send the Notice Package to non-registered shareholders. Instead, Brookfield will pay Intermediaries (as defined on page 4 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, and is therefore consistent with Brookfield’s philosophy towards sustainability. Additionally, adopting Notice and Access has significantly lowered printing and mailing costs associated with the Corporation’s shareholder meetings.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and the Corporation’s Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal

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year ended December 31, 2020) (the “Annual Report”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-866-989-0311 or enquiries@brookfield.com, in which case the Corporation will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 5:00 p.m. EDT on May 28, 2021 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Election of 8 of the Directors	Class A Shareholders	FOR each Director Nominee
Election of 8 of the Directors	Class B Shareholders	FOR each Director Nominee
Appointment of the External Auditor and	Class A Shareholders	FOR the resolution
authorizing Directors to set its remuneration	Class B Shareholders
Advisory Vote on Executive Compensation	Class A Shareholders	FOR the resolution

Who is entitled to vote?

Holders of Class A Shares and holders of Class B Shares as at the close of business on April 23, 2021 are each entitled to one vote per share on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote in real time, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada), after submitting the form of proxy or voting instruction form by calling AST at 1-866-751-6315 (within North America) or (212) 235-5754 (outside North America) or online at https://lp.astfinancial.com/control-number-request-en.html no later than 5:00 p.m. (Toronto time) on June 8, 2021 and providing AST with information on your appointee. AST will provide your appointee with a 13 digit control number which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a 13 digit control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

How do I vote?

Holders of Class A Shares and holders of Class B Shares of the Corporation can vote in one of two ways, as follows:

•	by submitting your proxy or voting instruction form prior to the meeting
•	during the meeting by online ballot through the live webcast platform

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder, you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

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In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/418707320

Step 2: Follow these instructions:

Registered shareholders: Click “I have a control number” and then enter your 13 digit control number and password “bam2021” (case sensitive). The 13 digit control number located on the form of proxy or in the email notification you received from AST Trust Company (Canada) is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a control number” and then enter your 13 digit control number and password “bam2021” (case sensitive). Proxyholders who have been duly appointed and registered with AST Trust Company (Canada) as described in this Circular will receive a 13 digit control number by email from AST after the proxy voting deadline has passed.

Guests: Click “Guest” and then complete the online form or by phone call:

1 855 703 8985 Canada Toll-free or

1 888 788 0099 US Toll-free;

Meeting ID: 991 6665 7069

Passcode: 5543509560

The Meeting website will be accessible 60 minutes prior to the start of the Meeting. It is important that all attendees log in to the Meeting website at least ten minutes prior to the start of the Meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use computer on a network not restricted to security settings of your organization.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy up to 48 hours prior to the time of the meeting, as follows:

•	to vote by Internet, accessing www.astvotemyproxy.com and following the instructions for electronic voting. You will need your control number;

•	sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy via any of the following options:

i.	by mail: in the envelope provided or in one addressed to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1;

ii.	by fax: to 416-368-2502 or 1-866-781-3111; or

iii.	by email: scan and send the proxy to proxyvote@astfinancial.com.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person (or company) in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy, you will need to complete the additional step of registering your proxyholder by calling AST Trust Company (Canada) at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or online at https:// lp.astfinancial.com/control-number-request-en.html by no later than 5:00 p.m. (Toronto time) on Tuesday, June 8, 2021.

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•

to vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed below the preprinted name and address on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 5 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of Brookfield and the associated costs will be borne by Brookfield.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Frank J. McKenna or Jeffrey M. Blidner, each of whom is a director of Brookfield, or another person you have appointed, to vote or withhold from voting your shares at the meeting.

Can I appoint someone other than these directors to vote my shares?

Yes, you may appoint another person or company other than the Brookfield directors named on the form of proxy to be your proxyholder. Write the name of this person (or company) in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, AST Trust Company (Canada), after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 5 of this Circular for instructions on registering your proxy with AST. Registered shareholders may not appoint another person or company as proxyholder other than the Brookfield directors named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to AST Trust Company (Canada) in the envelope provided to you by mail, by fax at (416) 368-2502 or 1-866-781-3111 or scan and send by email to proxyvote@astfinancial.com no later than 5:00 p.m. EDT on Wednesday, June 9, 2021, which is two business days before the day of the meeting.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.astvotemyproxy.com and follow the instructions on this website. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. EDT on Wednesday, June 9, 2021, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of Brookfield at the address below no later than 5:00 p.m. EDT on the last business day preceding the date of the meeting, Thursday, June 10, 2021, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) prior to the start of the meeting on Friday, June 11, 2021, or the day of the adjourned meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762 Toronto, Ontario M5J 2T3 Fax: (416) 362-9642

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If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How can I request electronic delivery of investor materials?

To opt for electronic distribution of investor materials, complete the request for electronic delivery of materials form enclosed with the Notice Package and return it by mail to AST Trust Company (Canada), P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3; or by fax at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting AST Trust Company (Canada)’s website: https://ca.astfinancial.com/edelivery.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions and against the shareholder proposals put before shareholders of the meeting. See “Business of the Meeting” on page 8 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of Brookfield is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

Brookfield’s transfer agent, AST Trust Company (Canada), counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact AST Trust Company (Canada) as follows:

Mail	Telephone/Fax	Online
AST Trust Company (Canada)	Tel: (416) 682-3860	Email: inquiries@astfinancial.com
P.O. Box 700, Station B	within Canada and the United States
Montreal, Quebec H3B 3K3	toll free at 1-800-387-0825	Website: www.astfinancial.com/ca-en
Fax: 1-888-249-6189 or
(514) 985-8843

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

a.	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b.	in the name of a depository such as CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since Brookfield has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, Brookfield may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed

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you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder by calling AST Trust Company (Canada) at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or online at https://lp.astfinancial.com/control-number-request-en.html by no later than 5:00 p.m. (Toronto time) on Tuesday, June 8, 2021.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to CDS and DTC and to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

6  /2021 MANAGEMENT INFORMATION CIRCULAR

Principal Holders of Voting Shares

For over 50 years, executives of the Corporation have held a substantial portion of their investment in Class A Shares, as well as stewardship of the Class B Shares, in partnership with one another, which we refer to as the Partnership. This Partnership, whose members include both current and former senior executives of the Corporation (each, a “Partner” and collectively, the “Partners”), has been and continues to be instrumental in ensuring orderly management succession while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement, and a focus on long-term value creation for all stakeholders.

We believe that the Partnership promotes decision-making that is entrepreneurial, aligned with the long-term interests of the Corporation, and collaborative. The financial strength and sustainability of the Partnership is underpinned by a consistent focus on renewal – longstanding members mentoring new generations of leaders and financially supporting their admission as partners. This is a critical component to preserving the Corporation’s culture and vision.

Over several decades, and through economic downturns and financial disruptions, the Partnership has proven itself resolutely focused on the long-term success of the Corporation for the benefit of all stakeholders. This long-term focus is considered critical to the sustainability of the Corporation’s asset management franchise.

The Partners collectively own interests in approximately 320 million Class A Shares in the aggregate (representing approximately 20% of the Class A Shares (on a fully diluted basis)). These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in Class A Shares held by investment entities named Partners Limited and Partners Value Investments LP (“PVI”).

Partners Limited and its affiliates are private corporations (initially formed in 1995), which are owned by over 50 individual Partners. PVI is a publicly listed limited partnership, the common units of which are owned approximately 52% by Partners Limited and approximately 38% by individual Partners; PVI owns approximately 129 million Class A Shares.

In order to further reinforce the long-term stability of ownership of the Class B Shares, a group of longstanding senior leaders of the Partnership have been designated to oversee stewardship of the Class B Shares. Under these arrangements, the Class B Shares are held in a trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee (“BAM Partners”), are held as follows: one-third by Jack Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian Kingston, Brian Lawson, Cyrus Madon, Sam Pollock and Sachin Shah in equal parts. As such, no single individual or entity controls the BAM Partnership.

In the event of a fundamental disagreement in the BAM Partnership (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the BAM Partnership until the disagreement is resolved. The individuals, at the current time, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord Gus O’Donnell. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with the Corporation.

Under these arrangements, the BAM Partnership has become a party to the Trust Agreement with Montreal Trust Company of Canada (now operating as Computershare Trust Company of Canada) as trustee for the holders of Class A Shares, dated August 1, 1997 (the “1997 Agreement”), as has been the case since creation of the Class B Shares. The 1997 Agreement provides, among other things, that the BAM Partnership not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares.

The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the 1997 Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under the takeover bid provisions of the Securities Act (Ontario). Additionally, the BAM Partnership, will agree to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 1997 Agreement.

To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

2021 MANAGEMENT INFORMATION CIRCULAR/ 7

PART TWO – BUSINESS OF THE MEETING

We will address four items at the meeting:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, including the external auditor’s report thereon;

2.	Electing directors who will serve until the end of the next annual meeting of shareholders;

3.	Appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration; and

4.	Considering an advisory resolution on the Corporation’s approach to executive compensation.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.         Receiving the Consolidated Financial Statements

The annual financial statements of the Corporation for the fiscal year ended December 31, 2020 are included in the Annual Report. The Annual Report is available on the Corporation’s website, https://bam.brookfield.com under “Notice and Access 2021” and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and is being mailed to the Corporation’s registered shareholders and non-registered shareholders who have contacted the Corporation to request a paper copy of the Annual Report. Shareholders who have signed up for electronic delivery of the Annual Report will receive it by email.

2.         Election of Directors

The Board is comprised of 16 members, all of whom are to be elected at the meeting. Holders of Class A Shares are entitled, as a class, to elect one-half of the Board, and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board.

If you own Class A Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class A Shares:

•	M. Elyse Allan	•	Janice Fukakusa	•	Frank J. McKenna	•	Seek Ngee Huat
•	Angela F. Braly	•	Maureen Kempston Darkes	•	Hutham S. Olayan	•	Diana L. Taylor

If you own Class B Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class B Shares:

•	Marcel R. Coutu	•	Rafael Miranda	•	Jeffrey M. Blidner	•	Bruce Flatt
•	Howard S. Marks	•	Lord O’Donnell	•	Jack L. Cockwell	•	Brian D. Lawson

8 /2021 MANAGEMENT INFORMATION CIRCULAR

Majority Voting Policy

The Board has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Cumulative Voting for Directors” on page 9 of this Circular), the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether or not to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a Board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

Cumulative Voting for Directors

The articles of the Corporation provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of the Corporation entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder, multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all of its votes in favour of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have distributed its votes equally among the candidates for whom the shareholder voted.

A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated on the proxy must do so personally at the virtual meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of Brookfield.

Voting by Proxy

The management representatives designated on the proxy to be completed by holders of Class A Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class A Shares as set forth on pages 10 to 14 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

The management representatives designated on the proxy to be completed by the holder of Class B Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holder of Class B Shares as set forth on pages 14 to 18 of this Circular.

2021 MANAGEMENT INFORMATION CIRCULAR/ 9

Director Nominees

The Board recommends that the 16 director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for Brookfield to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

Fifteen of the director nominees were elected as members of the Board at the Annual Meeting of Shareholders held on June 12, 2020 and are standing for re-election. Ms. Hutham Olayan, a current director of the Corporation appointed by the Board on January 4, 2021 is standing for election to the Board for the first time. Mr. Murilo Ferreira, a current director, is not standing for re-election to the Board.

We do not expect that any of the director nominees will be unable to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, Brookfield shareholdings and other public company board positions held, as at April 23, 2021. See “Director Share and DSU Ownership Requirements” on page 48 of this Circular for further information on director share ownership requirements.

The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class A Shares.

M. Elyse Allan, C.M.(a)

Age: 63

Director since: 2015

(Independent)(b)

Areas of Expertise:

CEO experience,

Government and Public

Policy, Energy and

Power, Healthcare,

Infrastructure,

Manufacturing, Natural

Resources

Ms. Allan is the former President and Chief Executive Officer of General Electric Canada Company Inc., a digital industrial company, a position she held from 2004 until June 2018, and a former Vice-President of General Electric Co. She currently serves as vice-chair of the Ontario Health Agency, as a director of MaRS Discovery District, and as Chair of the Board of Advisors at the Tuck School of Business at Dartmouth College. Ms. Allan is a Fellow at the C.D. Howe Institute and serves on its National Advisory Board. She is a former Board member of the Conference Board of Canada and the Business Council of Canada. In 2014, Ms. Allan was appointed Member of the Order of Canada.

Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Asset Management Inc.	2015 – Present
Risk Management Committee
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
2021	1,350	36,531
2020	2,700	30,461	37,881	Met
Change	(1,350)	6,070

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Angela F. Braly(a) Age: 59 Director since: 2015 (Independent)(b) Areas of Expertise: CEO experience, Government and Public Policy, Healthcare, Insurance

Ms. Braly is the former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc. (“WellPoint”), a health benefits company now known as Anthem, Inc. She was Chair of the Board of WellPoint from 2010 to 2012 and President and Chief Executive Officer and a Board member from 2007 to 2012. Prior to that, Ms. Braly served as Executive Vice President, General Counsel and Chief Public Affairs Officer of WellPoint and President and Chief Executive Officer of Blue Cross Blue Shield of Missouri.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Exxon Mobil Corporation	2016 – Present
	Audit Committee			Brookfield Asset Management Inc. Lowe’s Companies, Inc. The Procter and Gamble Company	2015 – Present 2013 – Present 2009 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2021	—	44,658
	2020	—	38,082	44,658	Met
	Change	—	6,576

Janice Fukakusa F.C.P.A., F.C.A.(a) Age: 66 Director since: 2020 (Independent)(b) Areas of Expertise: CFO experience, Government and Public Policy, Financial Services, Economic Policy

Ms. Fukakusa, is the former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada (“RBC”), positions she held for approximately 10 years. She was appointed Chief Financial Officer in 2004 and then became Chief Administrative Officer and Chief Financial Officer in 2009. In addition to her roles as Chief Administrative Officer and Chief Financial Officer, Ms. Fukakusa served in various other senior positions during her over 30-year tenure with RBC, including within the retail and business banking, corporate banking and corporate finance functions. She currently serves as the Board Chair for The Princess Margaret Cancer Foundation, and Japanese Canadian Cultural Center Foundation, and is past founding Chair of Canadian Infrastructure Bank, a Crown Corporation. In addition, she is currently the Chancellor of Ryerson University.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Inc.	2020 – Present
	Audit Committee			Loblaw Companies Limited Cineplex Inc. GGP Inc.	2019 – Present 2017 – Present 2017 – 2018
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(e)
	2021	10,000	4,190
	2020	10,000	—	14,190	June 12, 2025
	Change	—	4,190

2021 MANAGEMENT INFORMATION CIRCULAR/ 11

Maureen Kempston Darkes, O.C., O.Ont.(a) Age: 72 Director since: 2008 (Independent)(b) Areas of Expertise: CEO experience, Government and Public Policy, International Affairs, Infrastructure

Ms. Kempston Darkes is the retired Group Vice-President and President, Latin America, Africa and Middle East of General Motors Corporation, a motor vehicle manufacturer. She was appointed to the Government of Canada’s Science, Technology & Innovation Council in 2013. In 2000, Ms. Kempston Darkes was appointed an Officer of the Order of Canada.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Enbridge Inc.	2010 – Present
	Risk Management Committee, Chair Management Resources and Compensation Committee			Brookfield Asset Management Inc. Canadian National Railway Company Schlumberger Limited Balfour Beatty plc	2008 – Present 1995 – 2021 2014 – 2019 2012 – 2017
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	—	92,757
	2020	—	88,691	92,757	Met
	Change	—	4,066

Frank J. McKenna, P.C., O.C., O.N.B. (a) Age: 73 Director since: 2006 (Independent) (b) Areas of Expertise: Government and Public Policy, Energy and Power, Manufacturing, Natural Resources

Mr. McKenna is Chair of the Board of the Corporation, a position he has held since August 2010. Mr. McKenna is Deputy Chair of TD Bank Group, a financial institution, a position he has held since 2006 and currently serves as Chair of the compensation committee for Canadian Natural Resources Limited’s Board of Directors. Mr. McKenna is a former Ambassador of Canada to the U.S.A. and was elected as Premier of the Province of New Brunswick from 1987 until 1997.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board, Chair			Brookfield Asset Management Inc.	2006 – Present
	Governance and Nominating Committee, Chair			Canadian Natural Resources Limited	2006 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	—	297,070
	2020	—	279,896	297,070	Met
	Change	—	17,174

12 /2021 MANAGEMENT INFORMATION CIRCULAR

Hutham Olayan (a) Age: 67 New Director Nominee (Independent) (b) Areas of Expertise: CEO experience, Asset Management, International Affairs, Infrastructure, Financial Services, Real Estate

Ms. Olayan is Chair of the Corporate Board of The Olayan Group (the “Group”), a private international investor that also has commercial operations in the Middle East. She has been a director of The Olayan Group since 1981. As President and CEO of Olayan America and its US affiliates, she led the Group’s investment activity in the Americas for more than 30 years, until her retirement from that role in January 2018.

Ms. Olayan serves on the board of the Peter G. Peterson Institute for International Economics and the board of Memorial Sloan Kettering Cancer Center among other private and public memberships. Ms. Olayan is Trustee Emeritus of the American University of Beirut, as well as a member of AUB’s International Advisory Council. She is also a member of the Stanford University Global Advisory Council.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	N/A			Brookfield Asset Management Inc.	2021 – Present
				Morgan Stanley International Business Machines Corporation (IBM)	2006 – Present 2015 – 2019
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	—	1,103
	2020	—	—	1,103	January 4, 2026
	Change	—	1,103

Seek Ngee Huat (a) Age: 71 Director since: 2012 (Independent) (b) Areas of Expertise: Asset Management, Real Estate

N.H. Seek was formerly President of GIC Real Estate Pte Ltd. and a Board member of GIC Pte Ltd. He was the Chairman of Global Logistic Properties Ltd. until its privatisation in January 2018, and since September 2018 has served as Chairman of GLP IM Holdings Limited. He is currently Chairman of the National University of Singapore Institute of Real Estate and Urban Studies and Practice Professor, a Senior Advisor to Frasers Property Ltd., the Canada Pension Plan Investment Board, and is an Advisory Board Member of the Centre of Liveable Cities, Singapore.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			VCredit Holdings Limited	2018 – Present
	Governance and Nominating Committee			Brookfield Asset Management Inc. Global Logistic Properties Ltd.	2012 – Present 2010 – 2018
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	30,000	66,140
	2020	30,000	59,553	96,140	Met
	Change	—	6,587

2021 MANAGEMENT INFORMATION CIRCULAR/ 13

Diana L. Taylor (a) (k) Age: 66 Director since: 2012 (Independent)(b) Areas of Expertise: Government and Public Policy, Financial Services, Real Estate

Ms. Taylor has worked in private equity with Wolfensohn & Co. and Solera Capital LLC. She previously served as the Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Inc.	2012 – Present
	Governance and Nominating Committee Management Resources and Compensation Committee, Chair			Citigroup Inc. Sotheby’s	2009 – Present 2007 – 2019
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	—	70,334
	2020	—	63,693	70,334	Met
	Change	—	6,641

The following eight individuals are nominated for election as directors by the holders of the Corporation’s Class B Shares.

Marcel R. Coutu (a) Age: 67 Director since: 2006 (Independent) (b) Areas of Expertise: CEO experience, Energy and Power, Natural Resources

Mr. Coutu is the past Chairman of Syncrude Canada Ltd., an integrated oil sands project, and a former President and Chief Executive Officer of Canadian Oil Sands Limited, the largest investor in the Syncrude Joint Venture. In addition to various other public board memberships, Mr. Coutu is currently a director of the Calgary Exhibition & Stampede Board.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Enbridge Inc.	2014 – Present
	Audit Committee, Chair Management Resources and Compensation Committee			IGM Financial Inc. Power Corporation of Canada The Great-West Lifeco Inc. Brookfield Asset Management Inc.	2014 – Present 2011 – Present 2007 – Present 2006 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	126,385	96,188
	2020	119,595	88,280	222,573	Met
	Change	6,790	7,908

14 /2021 MANAGEMENT INFORMATION CIRCULAR

Howard S. Marks (a) Age: 75 Director since: 2020 (Affiliated) (c) Areas of Expertise: CEO experience, Asset Management, Financial Services

Mr. Marks is the Co-Chairman of Oaktree Capital Group, a global alternative asset manager with a diversified mix of opportunistic, value-oriented, and risk-controlled investments across credit and other investment offerings. Since the formation of Oaktree in 1995, Mr. Marks has been responsible for ensuring the firm’s adherence to its core investment philosophy; communicating closely with clients concerning products and strategies; and contributing his experience to big-picture decisions relating to investments and corporate direction. Mr. Marks also serves as Trustee and Chairman of the Investment Committee at the Metropolitan Museum of Art. He is a member of the Investment Committee of the Royal Drawing School and is a Professor of Practice at King’s Business School. He serves on the Shanghai International Financial Advisory Council and the Advisory Board of Duke Kunshan University.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Inc.	2020 – Present
				Oaktree Capital Management	1995 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	1,100,672	6,378
	2020	1,660,523	966	1,107,050	Met
	Change	(559,851)	5,412

Rafael Miranda (a) Age: 71 Director since: 2017 (Independent) (b) Areas of Expertise: CEO experience, International Affairs, Energy and Power, Infrastructure, Manufacturing, Real Estate

Mr. Miranda is the retired Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain, where he served as Managing Director and as Chief Executive Officer from 1987 to 1997 and 2009, respectively. Mr. Miranda is Honorary Chairman of Eurelectric, the European Electricity Association, and serves as the Chairman of the Board of Directors of Acerinox, S.A., a Spanish stainless steel manufacturing conglomerate. Mr. Miranda previously served on the Board of Directors of Brookfield Infrastructure Partners L.P. from 2013 to 2017.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Inc.	2017 – Present
	Audit Committee			Nicolas Correa S.A. Acerinox, S.A. Hispania Activos Inmobiliarios, S.A. Brookfield Infrastructure Partners L.P.	2017 – Present 2014 – Present 2014 – 2019 2013 – 2017
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	—	25,911
	2020	—	19,845	25,911	June 16, 2022
	Change	—	6,066

2021 MANAGEMENT INFORMATION CIRCULAR/ 15

Lord O’Donnell (a) Age: 68 Director since: 2013 (Affiliated)(c) Areas of Expertise: Government and Public Policy, Economic Policy, Financial Services, International Affairs,

Lord O’Donnell is currently the Chairman of Frontier Economics Ltd., a microeconomics consultancy, and a senior advisor to the Corporation in Europe. He served as the Cabinet Secretary and head of the British Civil Service between 2005 and 2011. Prior to this, Lord O’Donnell served as the Permanent Secretary of the UK Treasury from 2002 to 2005 and Chair of Public Interest Board of PwC (UK) from 2015 to 2019. Lord O’Donnell became a member of the House of Lords in 2012.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Inc.	2013 – Present

	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	71,503	60,633
	2020	71,503	54,116	132,136	Met
	Change	—	6,517

Jeffrey M. Blidner (a) Age: 73 Director since: 2013 (Affiliated and Management) (c) (d) Areas of Expertise: Growth initiatives, Strategic planning, Infrastructure, Energy and Power, Real Estate

Mr. Blidner is a Vice Chair of the Corporation. Mr. Blidner is also the Chair of Brookfield Business Partners L.P. and Brookfield Renewable Partners L.P. as well as a director of numerous other Brookfield affiliates. Before joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Infrastructure Corporation	2020 – Present
				Brookfield Renewable Corporation	2020 – Present
				Brookfield Property REIT Inc.	2018 – Present
				Brookfield Business Partners L.P.	2016 – Present
				Brookfield Asset Management Inc.	2013 – Present
				Brookfield Property Partners L.P.	2013 – Present
				Brookfield Renewable Partners L.P.	2011 – Present
				Brookfield Infrastructure Partners L.P.	2008 – Present
				Rouse Properties, Inc.	2012 – 2016
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (f)(g)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	9,087,404	1,329,769
	2020	11,383,754	3,254,882	10,417,173	Met
	Change	(2,296,350)	(1,925,113)

16 /2021 MANAGEMENT INFORMATION CIRCULAR

Jack L. Cockwell, C.M. (a) Age: 80 Director since: 1979 (Affiliated) (c) Areas of Expertise: CEO experience, Infrastructure, Energy and Power, Real Estate, Natural Resources

Mr. Cockwell is Chairman of Brookfield Partners Foundation, was the Founding Partner of the Partnership in 1995, and has been associated with the Corporation in numerous capacities including as Chief Executive Officer, since 1968. Mr. Cockwell is a Heritage Governor of the Royal Ontario Museum, Chair of the Ryerson University Real Estate Advisory Committee, and a member of its Board of Governors.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Inc.	2015 – Present
				Norbord Inc. Teck Resources Limited	1987 – 2021 2009 – 2017
	Number of Class A Shares and Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (f) (h)	DSUs, RSUs	Total Number of Shares, DSUs and RSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	36,230,183	2,705,414
	2020	36,043,675	2,691,059	38,935,597	Met
	Change	186,508	14,355

Bruce Flatt (a) Age: 55 Director since: 2001 (Affiliated and Management) (c) (d) Areas of Expertise: CEO experience

Mr. Flatt is the Chief Executive Officer of the Corporation. Mr. Flatt joined the Corporation in 1990 and became Chief Executive Officer in 2002. Mr. Flatt has been on numerous public company boards over the past three decades and does not currently sit on any external corporate boards.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Inc.	2001 – Present
				GGP Inc.	2010 – 2018
	Number of Class A Shares and Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (f) (i)	DSUs, RSUs	Total Number of Shares, DSUs and RSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	60,453,302	3,961,560
	2020	59,888,716	3,942,752	64,414,862	Met
	Change	564,586	18,808

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Brian D. Lawson (a) Age: 61 Director since: 2018 (Affiliated and Management) (c) (d) Areas of Expertise: CFO experience, Infrastructure, Energy and Power, Real Estate, Private Equity

Mr. Lawson is a Vice Chair of the Corporation and in this role provides guidance and advice on the Corporation’s finance and risk management activities. Mr. Lawson is a member of the Governing Council of the University of Toronto and is the President of the Partnership. Mr. Lawson joined Brookfield in 1988 and has held a number of senior management positions in Brookfield’s investment and finance operations including as Chief Financial Officer of the Corporation from 2002 to 2020. In 2013, Mr. Lawson was named Canada’s CFO of the Year.

	Brookfield Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Asset Management Inc.	2018 – Present
				Partners Value Investments LP Partners Value Split Corp. TerraForm Power, Inc. Global Resource Champions Split Corp.	2016 – Present 2001 – Present 2017 – 2020 2018 – 2020
	Number of Class A Shares and Deferred Share Units (DSUs) and Restricted Share Units (RSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares (f) (j)	DSUs, RSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met (e)
	2021	16,324,823	3,779,126
	2020	16,274,585	3,759,414	20,103,949	Met
	Change	50,238	19,712

Note:

(a)

Elyse Allan, Jeffrey Blidner, Jack Cockwell, Janice Fukakusa and Brian Lawson principally live in Ontario, Canada. Angela Braly principally lives in Indiana, U.S.A. Frank McKenna principally lives in Ontario, Canada and New Brunswick, Canada. Rafael Miranda principally lives in Madrid, Spain. Seek Ngee Huat principally lives in Singapore. Diana Taylor, Howard Marks and Hutham Olayan principally live in New York, U.S.A. Bruce Flatt principally lives in London, United Kingdom and New York, U.S.A. Marcel Coutu principally lives in Alberta, Canada. Maureen Kempston Darkes principally lives in Florida, U.S.A. and Ontario, Canada. Lord O’Donnell principally lives in London, United Kingdom.

(b)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
(c)

“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (a) been an officer of or employed by the Corporation or any of its affiliates, (b) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (c) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(d)

“Management” refers to director nominees who are current members of management of the Corporation. Mr. Flatt is the Chief Executive Officer of the Corporation, Mr. Lawson and Mr. Blidner are Vice Chairs of the Corporation. Messrs. Blidner, Flatt and Lawson do not receive compensation in their capacity as directors of the Corporation (see “Director Compensation” on page 45 of this Circular). All director nominees who are also current members of management are, by definition, “Affiliated.”

(e)

The Share Ownership Guideline for directors is to hold Class A Shares, DSUs (as defined on page 30 of this Circular) or Restricted Shares (as defined on page 60 of this Circular) with a value equal to three times their annual director’s retainer. See “Director Share and DSU Ownership Requirements” on page 48 of this Circular for further information. The value of three times the annual retainer for each non-management director and for the Chair is $600,000 and $1,500,000, respectively. As of April 23, 2021, the number of shares required to satisfy the non-management director and Chair Share Ownership Guideline is 13,326 and 33,090, respectively (calculated by dividing the respective Share Ownership Guideline expressed in dollar value by the price of Class A Shares on the NYSE as at the close of market on April 23, 2021). Messrs. Flatt, Lawson and Blidner each hold Class A Shares, DSUs or Restricted Shares with a value equal to more than five times their annual base salary (“Base Salary’’). The value of five times the Base Salary for Messrs. Flatt, Lawson and Blidner is $3.85 million, $2.24 million and $2.24 million, respectively, converted at the average exchange rate for 2020 of C$1.00 = US$0.7464. As of April 23, 2021, the number of shares required to equal five times the Base Salary for Messrs. Flatt, Lawson, and Blidner is 84,933, 49,415 and 49,415 respectively (calculated by dividing the amount that is 5x the individual’s Base Salary by the price of Class A Shares on the NYSE as at the close of market on April 23, 2021). See “Share Ownership Guidelines” on page 61 of this Circular for further information.

(f)

The figures in this column include (i) the director’s Class A Shares, held directly and indirectly, including under the Restricted Stock Plan; the director’s pro rata interests in Class A Shares held by Partners Limited and PVI (on a consolidated basis); and (iii) the director’s Escrowed Shares (as defined on page 60 of this Circular), which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations. (See “Principal Holders of Voting Shares” on page 7 of this Circular for further information on Partners Limited and PVI and “The Escrowed Stock Plan” on page 73 of this Circular for further information on Escrowed Shares).

(g)

Mr. Blidner holds 3,195,341 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 3,195,341 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

(h)

Mr. Cockwell holds 18,611,871 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 19,026,871 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

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(i)

Mr. Flatt holds 12,070,786 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 10,923,969 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

(j)

Mr. Lawson holds 4,390,266 Class A Shares directly and indirectly that are not in the Partnership as of the date of this Circular, and held 3,926,269Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (f).

(k)	Ms. Taylor served as Vice Chair of Solera Capital LLC when its subsidiary, Calypso St. Barth, filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code on November 29, 2017.

Summary of 2021 Nominees for Director

The following summarizes the qualifications of the 2021 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:

• High personal and professional integrity and ethics	• A commitment to sustainability and social issues

• A proven record of success	• An inquisitive and objective perspective

• Experience relevant to Brookfield’s global activities	• An appreciation of the value of good corporate governance

The Board is comprised of 16 directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

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Class A Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Environmental, Social and Governance Matters	Industry Experience
M. Elyse Allan	✓			✓		✓	✓	Government and Public Policy, Energy and Power, Healthcare, Infrastructure, Manufacturing, Natural Resources
Angela F. Braly	✓	✓	✓	✓	✓			Government and Public Policy, Healthcare, Insurance
Janice Fukakusa	✓	✓	✓	✓		✓		Government and Public Policy, Financial Services, Economic Policy
Maureen Kempston Darkes	✓			✓	✓	✓	✓	Government and Public Policy, International Affairs, Infrastructure
Frank J. McKenna	✓	✓			✓		✓	Government and Public Policy, Energy and Power, Manufacturing, Natural Resources
Hutham Olayan	✓	✓	✓	✓			✓	Asset Management, International Affairs, Infrastructure, Financial Services, Real Estate
Seek Ngee Huat	✓	✓	✓	✓		✓		Asset Management, Real Estate
Diana L. Taylor		✓		✓	✓			Government and Public Policy, Financial Services

Class B Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Environmental, Social and Governance Matters	Industry Experience
Jeffrey M. Blidner	✓	✓			✓	✓	✓	Infrastructure, Energy and Power, Real Estate
Jack L. Cockwell	✓	✓	✓	✓			✓	Infrastructure, Energy and Power, Real Estate, Natural Resources
Marcel R. Coutu	✓	✓	✓	✓			✓	Energy and Power, Natural Resources
Bruce Flatt	✓	✓	✓	✓		✓	✓	Infrastructure, Energy and Power, Real Estate, Private Equity
Brian D. Lawson				✓		✓	✓	Infrastructure, Energy and Power, Real Estate, Private Equity
Howard S. Marks	✓			✓		✓		Asset Management, Financial Services
Rafael Miranda	✓	✓	✓	✓		✓	✓	International Affairs, Energy and Power, Infrastructure, Manufacturing, Real Estate
Lord O’Donnell	✓			✓	✓	✓	✓	Government and Public Policy, Economic Policy, Financial Services, International Affairs,

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Director Ownership in Publicly Traded Subsidiaries

Below is a description of the securities in publicly traded subsidiaries (the “Publicly Traded Subsidiaries”) of the Corporation beneficially owned, directly or indirectly, or controlled by each director nominee. Director nominees who do not beneficially own, directly or indirectly, or control any securities in our Publicly Traded Subsidiaries have been excluded from the description below.

Class A Director Nominees	No. of Securities

	Brookfield Business Partners L.P.	Brookfield Infrastructure Partners L.P.(a)	Brookfield Property Partners L.P.	Brookfield Renewable Partners L.P.(b)
Janice Fukakusa			2,609 BPYU Shares(c)
Frank J. McKenna		6,000 LP Units 666 BIPC Class A Shares	10,000 LP Units	13,343 LP Units 3,336 BEPC Class A Shares
Seek Ngee Huat	200 LP Units
Diana L. Taylor			1,000 LP Units 42,942 Deferred Units

Class B Director Nominees	No. of Securities

	Brookfield Business Partners L.P.	Brookfield Infrastructure Partners L.P.	Brookfield Property Partners L.P.	Brookfield Renewable Partners L.P.
Jeffrey M. Blidner	35,189 LP Units	9,549 LP Units 1,060 BIPC Class A Shares	50,316 LP Units
Jack L. Cockwell	225,804 LP Units	104,044 LP Units	657,196 LP Units 332,910 RE LP Units(d)
Marcel R. Coutu	1,394 LP Units	1,755 LP Units 194 BIPC Class A Shares	26,800 LP Units
Bruce Flatt	224,402 LP Units	192,489 LP Units	545,785 LP Units 118,310 Deferred Units	15,000 LP Units 3,750 BEPC Class A Shares
Brian D. Lawson	92,413 LP Units	19,586 LP Units 2,176 BIPC Class A Shares	107,234 LP Units	5,550 LP Units 1,387 BEPC Class A Shares
Rafael Miranda		11,145 LP Units 1,238 BIPC Class A Shares

(a)

Brookfield Infrastructure Corporation (“BIPC”) is a Canadian corporation. Class A exchangeable subordinate voting shares of BIPC (“BIPC Class A Shares”) are structured to provide an economic return equivalent to units in Brookfield Infrastructure Partners L.P. (“BIP LP”) through a traditional corporate structure. Each BIPC Class A Share has the same distribution as a BIP LP unit and is exchangeable for one BIP LP unit.

(b)

Brookfield Renewable Corporation (“BEPC”) is a Canadian corporation. Class A exchangeable subordinate voting shares of BEPC (“BEPC Class A Shares”) are structured to provide an economic return equivalent to units in Brookfield Renewable Partners L.P. (“BEP LP”) through a traditional corporate structure. Each BEPC Class A Share has the same distribution as a BEP LP unit and is exchangeable for one BEP LP unit.

(c)

The 2,609 shares of BPYU (“BPYU Shares”) held by Ms. Fukakusa are shares of Brookfield Property REIT (“BPYU”) which are exchangeable for BPY LP Units of Brookfield Property Partners L.P. (“BPY LP”). BPYU is a subsidiary of BPY LP. Shares in BPYU are intended to offer investors the economic equivalence to BPY LP units but in the form of a U.S. REIT security. Each BPYU share has the same distribution as a BPY LP unit and is exchangeable for one BPY LP unit.

(d)	Redeemable/exchangeable operating partnership units that are economically equivalent to limited partnership units of Brookfield Property Partners L.P.

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2020 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2020. All director nominees standing for re-election attended 100% of the Board meetings in 2020. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Class A Directors	Independent	Board	Audit Committee (b)	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee	All
M. Elyse Allan	yes	8 of 8	4 of 4	—	—	4 of 4	16 of 16	100%

Angela F. Braly	yes	8 of 8	7 of 8	—	—	—	15 of 16	94%

Murilo Ferreira	yes	8 of 8	—	—	—	4 of 4	12 of 12	100%

Janice Fukakusa(a)	yes	4 of 4	4 of 4	—	—	—	8 of 8	100%

Frank J. McKenna	yes	8 of 8	—	3 of 3	—	—	11 of 11	100%

Rafael Miranda	yes	8 of 8	8 of 8	—	—	—	16 of 16	100%

Seek Ngee Huat	yes	8 of 8	—	3 of 3	—	—	11 of 11	100%

Diana L. Taylor	yes	8 of 8	—	3 of 3	2 of 2	—	13 of 13	100%

Class B Directors (c)	Independent	Board	Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee	All

Jeffrey M. Blidner	no	8 of 8	—	—	—	—	8 of 8	100%

Jack L. Cockwell	no	8 of 8	—	—	—	—	8 of 8	100%

Marcel R. Coutu	yes	8 of 8	8 of 8	—	2 of 2	—	18 of 18	100%

Maureen Kempston Darkes	yes	8 of 8	—	—	2 of 2	4 of 4	14 of 14	100%

Bruce Flatt	no	8 of 8	—	—	—	—	8 of 8	100%

Brian D. Lawson	no	8 of 8	—	—	—	—	8 of 8	100%

Howard S. Marks (d)	no	7 of 7	—	—	—	—	7 of 7	100%

Lord O’Donnell	no	8 of 8	—	—	—	—	8 of 8	100%

Timothy R. Price (e)	no	4 of 4	—	—	—	—	4 of 4	100%

(a)	Ms. Fukakusa was elected at the June 12, 2020 meeting and was therefore eligible to attend four Board meetings in 2020.
(b)

Ms. Allan stepped down from the Audit Committee on June 12, 2020 and was therefore eligible to attend four Audit Committee meetings. Ms. Fukakusa was appointed to the Audit Committee on June 12, 2020 and was therefore eligible to attend four Audit Committee meetings.

(c)	Ms.Olayan was appointed to the Board on January 4, 2021 and did not attend any Board meetings in 2020.
(d)	Mr. Marks was appointed to the Board on February 13, 2020 and was therefore eligible to attend seven Board meetings in 2020.
(e)	Mr. Price did not stand for re-election at the meeting on June 12, 2020 and was therefore eligible to attend four Board meetings in 2020.

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2020 Director Voting Results

Below are the results of the vote of holders of Class A Shares for the election of directors at the Corporation’s Annual Meeting of Shareholders held on June 12, 2020.

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,101,810,850	99.68	3,591,137	0.32

Angela F. Braly	1,097,833,815	99.32	7,568,172	0.68

Murilo Ferreira	1,099,888,119	99.50	5,513,868	0.50

Janice Fukakusa	1,104,253,028	99.90	1,148,959	0.10

Frank J. McKenna	1,057,808,228	95.69	47,593,759	4.31

Rafael Miranda	1,099,381,554	99.46	6,020,433	0.54

Seek Ngee Huat	1,101,433,153	99.64	3,968,834	0.36

Diana L. Taylor	1,063,219,221	96.18	42,182,766	3.82

At the June 12, 2020 meeting of shareholders, the holder of Class B Shares voted all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, Maureen Kempston Darkes, Bruce Flatt, Brian D. Lawson, Howard S. Marks and Lord O’Donnell.

3.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation and its Publicly Traded Subsidiaries (other than Brookfield Renewable Partners L.P.). Deloitte has served as the external auditor of the Corporation since 1971. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Shares who vote in respect of the resolution, and by the holder of Class B Shares, each voting as a separate class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation and its subsidiaries for the fiscal year ended December 31, 2020 by Deloitte amounted to approximately $89.7 million, of which $87.3 million represented audit and audit-related fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte also provides consultative and other non-audit services to the Corporation, its subsidiaries and affiliates pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

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The following table sets forth further information on the fees billed by Deloitte to the Corporation and its subsidiaries on a consolidated basis for the fiscal years ended December 31, 2020 and December 31, 2019.

		2020			2019 (a)

$ millions	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit	2.4	36.6	39.0	2.3	37.1	39.4
Audit-related	—	48.4	48.4	—	41.0	41.0
Tax	—	2.0	2.0	—	2.1	2.1
All other fees	—	0.3	0.3	—	1.0	1.0
Total fees	2.4	87.3	89.7	2.3	81.2	83.5

(a)

Fees in 2019 include $2.3 million of audit fees incurred in connection with non-routine transactions and subsidiaries, associates, and joint ventures related to 2019 that were billed subsequent to the filing of Form 20-F of one of our subsidiaries for the year ended December 31, 2019 on February 28, 2020.

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among other things: employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for translation, litigation and advisory support services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of the Corporation.

4.	Advisory Resolution on Approach to Executive Compensation

The Corporation believes that its compensation objectives and approach to executive compensation appropriately align the interests of management with the long-term interests of shareholders. Details of the Corporation’s approach to executive compensation is disclosed in the “Compensation Discussion and Analysis” beginning on page 49 of this Circular.

The Corporation has a policy providing that holders of Class A Shares have the opportunity to cast an advisory vote on the Corporation’s approach to executive compensation on an annual basis. This policy reflects the Corporation’s ongoing efforts to meet its objectives and ensure a high level of shareholder engagement.

The Board, with Messrs. Blidner and Flatt abstaining, unanimously recommends that holders of Class A Shares vote in favour of the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the holders of Class A Limited Voting Shares accept the approach to executive compensation disclosed in this Circular.

On any ballot that may be called for on the Say on Pay Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Say on Pay Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Say on Pay Resolution.

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2020 Results of the Advisory Resolution on the Corporation’s Approach to Executive Compensation

Below are the results of the vote of holders of Class A Shares on the advisory resolution on the Corporation’s Approach to Executive Compensation at the Annual Meeting of Shareholders held on June 12, 2020.

Votes For	%	Votes Against	%
1,004,489,348	90.89	100,912,633	9.11

Advisory Vote

The Say on Pay Resolution is an advisory vote and, accordingly, the results are not binding upon the Board. However, the Board and the Management Resources and Compensation Committee (“Compensation Committee”) of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on the Corporation’s executive compensation practices. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of the Corporation.

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PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance

The Corporation is committed to good corporate governance. As such, we aim to continue to strengthen Board and management accountability to maintain public trust in the Corporation, and promote the long-term interests of our shareholders.

Corporate Governance		Compensation

•  10 Independent Director Nominees

•  Separate Chair and CEO

•  Private Sessions of Independent Directors after each Board and Committee Meeting

•  Only Independent Directors on Audit, Governance and Nominating, and Management Resources and Compensation Committees

•  Risk Oversight by the Board and the Risk Management and Audit Committees

•  Oversight of Environmental, Social and Governance Matters

•  Board and Committee Self- Evaluations

•  All Directors Attended at Least 75% of Meetings Held

•  Robust Code of Conduct

•  Board Diversity Policy

Shareholder Rights • Annual Election of Directors • Majority Voting for Directors • Cumulative Voting for Directors • Active Shareholder Engagement

•  Executive Compensation Program with Emphasis on Long-Term Incentives where Rewards are Reflective of Strong Performance Over Time (described in more detail in the “Compensation Discussion and Analysis” section of this Circular)

•  Director Share Ownership Guidelines Requiring Directors to Hold Shares and Share Units Having a Value of at Least 3x their Annual Retainer

•  Independent Directors Required to Take 25% of their Annual Retainer in Deferred Share Units, Regardless of Existing Ownership

•  Share Retention Policy of at Least 5x Annual Salary and Post-Exercise Hold Period Requirements for Executives

•  Executives’ Incentive Awards/Equity Compensation Subject to Clawback

•  Anti-hedging, Short Sale and Pledging Restrictions

The Corporation’s comprehensive corporate governance policies and practices are consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators (“CSA”) and the TSX. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

Board of Directors

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through four standing committees: Audit, Governance and Nominating, Management Resources and Compensation and Risk Management (collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular.

The Board is responsible for:

•	overseeing the Corporation’s long-term strategic planning process and reviewing and approving its annual business plan;
•	safeguarding shareholders’ equity interests through the optimum utilization of the Corporation’s capital resources;
•	promoting effective corporate governance;
•	overseeing the Corporation’s environmental, social and governance program and related practices;
•	overseeing management’s approach to managing the impact of key risks facing the Corporation;
•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;
•	assessing management’s performance against approved business plans;
•	appointing the Chief Executive Officer (the “CEO”), overseeing the CEO’s selection of other members of senior management and reviewing succession planning; and
•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements.

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Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out the Corporation’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance, and resignation events. Directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.”

Meetings of the Board

The agenda for each Board meeting is set by the Chair, in consultation with the CEO, Chief Financial Officer (the “CFO”) and Corporate Secretary, before circulation to the full Board.

The Board meets at least twice each quarter: once to review and approve the Corporation’s quarterly earnings and consider dividend payments and once to review specific items of business, including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy.

In 2020, there were eight regularly scheduled Board meetings. In addition, the annual strategy session was held in December 2020.

Eight regular meetings and one strategy session are scheduled for 2021.

Meetings of Independent Directors

Private sessions of the independent directors without management and affiliated directors present are held at the end of each regularly scheduled and special Board meeting, as well as at the end of the annual strategy session. Each private session of the Board is chaired by the Chair, who reports back to the CEO on any matters requiring action by management. There were eight private meetings of independent directors during 2020.

Private sessions of the Committees without management and affiliated directors present are also held after each Committee meeting, chaired by the respective Committee Chair, who reports back to an appropriate executive on any matters requiring action by management.

Independent Directors

The Board has a policy that at least a majority of its directors are independent in order to ensure that the Board operates independent of management and effectively oversees the conduct of management. The Corporation obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee of the Board (the “Governance Committee”), which evaluates director independence based on the guidelines set forth under applicable securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

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The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent1, Affiliated2 or Management3 director.

	Independent	Affiliated	Management	Reason for Affiliated or Management Status
M. Elyse Allan	✓
Jeffrey M. Blidner		✓	✓	Mr. Blidner is a Vice Chair of the Corporation
Angela F. Braly	✓
Jack L. Cockwell		✓		Mr. Cockwell is a shareholder and director of BAM Partners, and the Chairman of Brookfield Partners Foundation

Marcel R. Coutu	✓
Maureen Kempston Darkes	✓
Bruce Flatt		✓	✓	Mr. Flatt is the CEO of the Corporation
Janice Fukakusa	✓
Brian D. Lawson		✓	✓	Mr. Lawson is a Vice Chair of the Corporation
Howard S. Marks		✓		Mr. Marks is the Co-Chairman of Oaktree Capital Group
Frank J. McKenna	✓
Rafael Miranda	✓
Lord O’Donnell		✓		Lord O’Donnell serves as a senior advisor to the Corporation in Europe

Hutham S. Olayan	✓
Seek Ngee Huat	✓
Diana L. Taylor	✓

The Board considers that the ten directors listed as “Independent” above (approximately 63% of the Board) are independent.

1 “Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

2 “Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

3 “Management” refers to a director nominee who is a current member of management of the Corporation.

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Term Limits and Board Renewal

The Governance Committee leads the effort to identify and recruit candidates to join the Board. In this context, the Governance Committee’s view is that the Board should reflect a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Governance Committee does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore, the Corporation does not have term limits or other mechanisms that compel Board turnover. The Governance Committee does believe that periodically adding new voices to the Board can help the Corporation adapt to a changing business environment and Board renewal continues to be a priority.

The Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Governance and Nominating Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board). Assuming all director nominees are elected at the meeting, seven new directors will have joined the Board over the past five years, which represents a turnover of approximately 56% of the Board. The Board tenure profile of the Corporation is set out below.

Director Tenure

Board Diversity Policy

Brookfield is committed to enhancing the diversity of the Board. The Corporation’s deep roots in many global jurisdictions inform its perspective on diversity and the Corporation’s view is that its Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

To achieve the Board’s diversity goals, it has adopted the following written policy:

•

Board appointments will be based on merit, having due regard for the benefits of diversity on the Board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director;

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•

In the director identification and selection process, diversity on the Board, including the level of representation of women on the Board, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to the Board; and

•	The Board has an ongoing gender diversity target of ensuring at least 30% of independent directors are women.

Our board increasingly reflects a diversity of gender, ethnic and racial backgrounds, including directors from 7 countries representing a variety of ethnicities. In addition, of the 11 independent directors and 16 total number of directors on the Board, six directors are women (all are independent directors, five are standing for re-election and one is standing for election the first time). Therefore, if all of the director nominees are elected at the meeting, there will be six women on the Board, or 60% of the independent directors on the Board and approximately 38% of the entire Board.

The Governance Committee is responsible for implementing the Board diversity policy, monitoring progress towards the achievement of its objectives and recommending to the Board any necessary changes that should be made to the policy.

Director Share Ownership Guidelines

The Charter of Expectations sets forth share ownership requirements of directors, which are in place because the Corporation believes that directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation requires that each director hold Class A Shares, Restricted Shares and/or Deferred Share Units (“DSUs”) in the Corporation having, in the aggregate, a value equal to at least three times the director’s annual retainer fee (the “Annual Retainer”), as determined by the Board from time to time. New directors have five years from the date of joining the Board to achieve this minimum economic ownership requirement. Directors are required to take one-half of their Annual Retainer in the form of DSUs until the minimum share ownership level is achieved. Thereafter, all independent directors are required to take one-quarter of their Annual Retainer in the form of DSUs.

Director Orientation

The Corporation’s director orientation program consists of private educational sessions with members of senior management and a comprehensive orientation package, which includes information on the Corporation’s various businesses, its culture, its corporate governance practices, its approach to environmental, social and governance matters and risk management, as well as information regarding the Board and Committee framework in place to manage the Corporation’s affairs and oversee management. Each new director is informed of the expectations that will be placed on them and the commitment they will be asked to make to the Corporation.

Director Education and Site Visits

The Corporation provides regular continuing education for directors. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of the Corporation’s businesses, led by executives responsible for or familiar with these operations. On a rotating basis, directors are provided with an in-depth analysis of a business unit of the Corporation in order to further educate the directors about Brookfield. Directors also receive presentations on new developments and trends in corporate governance and director fiduciary duties as appropriate.

Director dinners, with select management present, are held before or immediately following all regularly scheduled Board meetings, and director education is provided at these dinners by way of presentations on areas relevant to Brookfield’s businesses. These dinners increase director knowledge of various business activities and initiatives. Often more junior executives are invited to Board dinners in order to provide directors with exposure to “high potential” executives and better enable the Board to assess the Corporation’s bench strength from a succession standpoint.

The Corporation’s quarterly Board materials include a general market report which incorporates detailed information on developed and emerging economies.

The Board also conducts onsite visits to the Corporation’s business operations in key markets outside Toronto and New York, where regularly scheduled Board meetings are normally held. These site visits are designed to provide an opportunity for directors to learn about the Corporation’s major businesses by viewing the operations firsthand and meeting in person with local management.

In light of the health and safety impact of COVID-19, the Board did not schedule any onsite visits in 2020.

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Director Commitments

The Governance Committee monitors the demands placed on each director’s time and attention outside of their service on the Board. This includes, among other things, reviewing the number of other public company boards that a director sits on to ensure that no director has excessive commitments to other public companies that may result in a reduced ability for the director to provide effective oversight as a Board member. In this regard, each director is required to notify the Chair prior to accepting a directorship at another public company.

The view of the Governance Committee is that a policy limiting the number of other public company boards that a director can sit on is overly prescriptive and would unnecessarily limit our pool of candidate directors. Instead, the Governance Committee’s philosophy is to consider all outside commitments of a director in context and make a determination whether each director is able to serve effectively on behalf of the Corporation’s shareholders. The Governance Committee has determined that all director nominees are able to devote the time and attention required to provide effective oversight as a Board member.

Interlocking Directorships

The Governance Committee monitors interlocking board and committee memberships among all directors. Board interlocks exist when two directors of one public company sit on the board of another company and committee interlocks exist when two directors sit together on another board and are also members of the same board committee. There is currently one board and one committee interlock among the Corporation’s independent directors: Mr. Coutu and Ms. Kempston Darkes serve together on the board of directors of Enbridge Inc., an energy delivery company, and serve together on the Human Resources & Compensation Committee of Enbridge Inc. No other board or committee interlocks exist. In March 2021, the Governance Committee determined that there were no interlocking board or committee memberships that were expected to adversely affect the ability of interlocking directors to act independently from each other and to act in the Corporation’s best interests.

Committees of the Board

The four standing Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented:

•	Audit Committee;
•	Governance and Nominating Committee;
•	Management Resources and Compensation Committee; and
•	Risk Management Committee.

The responsibilities of these Committees are each set out in written Charters, which are reviewed and approved annually by the Board. The Charter of each Committee, which includes the position description of its respective Committee Chair, can be found on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.” It is the Board’s policy that all Committees, except the Risk Management Committee, must consist entirely of independent directors. The Risk Management Committee must not include any current members of management. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and associated internal controls, and the performance of the Corporation’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public, such as the Corporation’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the Independent Registered Public Accounting Firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with the Corporation’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. The Audit Committee met eight times in 2020.

In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian securities laws and the Sarbanes-Oxley Act, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from the Corporation. Further, the Audit Committee requires that

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all its members disclose any form of association with a present or former internal or external auditor of the Corporation to the Board for a determination as to whether this association affects the independent status of the director.

As at April 23, 2021, the Audit Committee was comprised of the following four directors: Marcel R. Coutu (Chair), Angela F. Braly, Janice Fukakusa and Rafael Miranda. The Board has determined that all of these directors are independent for Audit Committee service and financially literate, and that Mr. Coutu is qualified as a “designated financial expert.” Mr. Coutu has a Master of Business Administration degree and over 25 years of experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited. Ms. Braly is the former Chair of the Board, President and Chief Executive Officer of WellPoint, Inc., and she currently serves on the audit committee of The Procter and Gamble Company. Ms. Fukakusa is the former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, positions she held for approximately 10 years. Mr. Miranda is the retired CEO of Endesa, S.A., the largest electronic utility company in Spain, and in this capacity oversaw the preparation of financial statements for Endesa, S.A. Messrs. Coutu and Miranda, and Mses. Braly, Allan (until June 2020) and Fukakusa (since June 2020) were members of the Audit Committee during 2020.

For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 — Audit Committees (“NI 52-110”), see “Audit Committee Information” on pages 41 to 42 of the Corporation’s Annual Information Form for the year ended December 31, 2020 (the “AIF”) which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/ edgar.

Governance and Nominating Committee

It is the responsibility of the Governance Committee, in consultation with the Chair, to assess from time to time the size and composition of the Board and its Committees; to review the effectiveness of the Board’s operations and its relations with management; to assess the performance of the Board, its Committees and individual directors; to review the Corporation’s statement of corporate governance practices; and to review and recommend the directors’ compensation. The Governance Committee met three times in 2020.

The Board has in place a formal procedure for evaluating the performance of the Board, its Committees and individual directors – the Governance Committee reviews the performance of the Board, its Committees and the contribution of individual directors on an annual basis (see the “Board, Committee and Director Evaluation” section in this Statement of Corporate Governance Practices for further information on the annual director evaluation process).

The Governance Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the Governance Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and Board effectiveness.

The Governance Committee reviews, at least once a year, the composition of the Committees to ensure that Committee membership complies with the relevant governance guidelines, that the workload for independent directors is balanced, and that Committee positions are rotated as appropriate. In doing so, the Governance Committee consults with the Chair and makes recommendations to the Board, which appoints Committee members.

The Governance Committee is responsible for overseeing the Corporation’s approach to environmental, social, and governance (“ESG”) matters which includes a review of the Corporation’s current and proposed ESG initiatives and any material disclosures regarding ESG matters.

In addition, on an annual basis, the Governance Committee reviews and recommends for approval to the Board, a number of the Corporation’s conduct guidelines and corporate policies, including the Code of Conduct and guidelines which apply to the Corporation’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when Board approval is required.

As at April 23, 2021, the Governance Committee was comprised of the following three directors: Frank J. McKenna (Chair), Seek Ngee Huat and Diana L. Taylor, all of whom are independent directors. Mr. McKenna also serves as the Board’s Chair. Messrs. McKenna and Seek and Ms. Taylor were members of the Governance Committee throughout 2020.

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Management Resources and Compensation Committee

The Compensation Committee is responsible for reviewing and reporting to the Board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans, and the levels of compensation of the CEO and other senior executives. The Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through the Corporation’s ethics hotline, a referral from the Corporation’s human resources department, or the Risk Management Committee. The Compensation Committee met two times in 2020.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgment.

The Board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that the Board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about the Corporation’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards. The Board has adopted its own governance policy that not more than one-third of the members of the Compensation Committee may be current chief executive officers of a publicly traded entity.

As at April 23, 2021, the Compensation Committee was comprised of the following three directors: Diana L. Taylor (Chair), Marcel R. Coutu and Maureen Kempston Darkes, all of whom meet the additional criteria for independence described in the paragraph above. None of the Compensation Committee members is currently the chief executive officer of a publicly traded entity. Mses. Taylor and Kempston Darkes, and Mr. Coutu were members of the Compensation Committee throughout 2020.

Risk Management Committee

The Risk Management Committee is responsible for monitoring the Corporation’s financial and non-financial risk exposures, including market, credit, operational, reputational, litigation and regulatory, fraud, bribery and corruption, health, safety and the environment, strategic, systemic and business risks, and the steps senior management has taken to monitor and control such risk exposures. The Committee regularly reports to the Board on its proceedings and any significant matters that it has addressed. The Risk Management Committee met four times in 2020.

As at April 23, 2021, the Risk Management Committee was comprised of the following three directors: Maureen Kempston Darkes (Chair), M. Elyse Allan and Murilo Ferreira, all of whom are independent directors. Mses. Kempston Darkes and Allan, and Mr. Ferreira were members of the Risk Management Committee throughout 2020.

Reporting

Each Committee Chair provides a report to the Board following a meeting of their Committee. A Committee’s report to the Board provides a review of the matters that came before the Committee during its meeting and a summary of any decisions that the Committee made. Additionally, as part of the Committee’s report, the Committee will recommend any resolutions that it proposes for adoption by the Board. On an annual basis, each Committee provides a report to shareholders highlighting its work and achievements during the prior year.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the Committees and individual directors. Each year, a survey is sent to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and its Committees. The results of this survey are reviewed by the Governance Committee, which makes recommendations to the Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance Committee for planning purposes.

The Chair holds private interviews with each non-management director annually to discuss the operations of the Board and its Committees, and to provide any feedback on the individual director’s contributions. This interview process also includes a peer review, where each director is asked to provide feedback to the Chair on the performance of their colleagues on the Board. The Chair reports on these interviews to the Governance Committee as a basis for recommending to the Board measures to improve individual director performance and the overall effectiveness of the Board.

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Board and Management Responsibilities

Separate Chair and CEO

The Corporation formally separates the positions of Chair and CEO and reserves the Chair position for an independent director. The Chair is Frank McKenna, an independent director, and the CEO is Bruce Flatt. The Board has adopted written position descriptions for each of the Chair and CEO, which are summarized below, as well as position descriptions for each Committee Chair. These position descriptions are reviewed annually by the Board and posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance.”

The Chair manages the business of the Board and ensures that the functions identified in the Board’s Charter are being carried out effectively by the Board and its Committees. In addition, the Chair is responsible for: approving the agenda for each Board meeting after consultation with the CEO, CFO and Corporate Secretary; ensuring directors receive the information required to perform their duties; ensuring an appropriate Committee structure is in place; providing for an evaluation system to assess the performance of the Board as a whole, the Committees and individual directors; and working with the CEO and senior management of the Corporation in monitoring progress on strategic planning, policy implementation and succession planning. The Chair also presides over all private sessions of the independent directors of the Board that take place following each Board meeting and is responsible for ensuring that matters raised during these meetings are reviewed with management and acted upon.

The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the Corporation’s capital and operating plans on an ongoing basis; acting as the primary spokesperson for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; appointing or terminating senior executives of the Corporation; setting the direction for the Corporation’s approach to environmental, social and governance within its corporate and asset management activities; and, together with the CFO, establishing and maintaining controls and procedures appropriate to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The Corporation’s senior management team reports to and is accountable to the Board. Members of management attend Board meetings at the invitation of the Chair and Committee meetings at the invitation of the respective Committee Chairs.

The information provided by management to directors is critical to Board effectiveness. In addition to the reports presented to the Board and its Committees at meetings, the directors are also kept informed by management on a timely basis of corporate developments and key decisions taken by management in pursuing corporate objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board.

Strategic Planning

The Board oversees the Corporation’s strategy to provide world-class alternative asset management services on a global basis, focused on real estate, renewable power, infrastructure, private equity and credit. To facilitate this strategy, the Corporation develops an annual business plan to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction and performance targets, and the effective use of shareholder capital. The Board meets once a year at an annual strategy session to review the strategic initiatives and annual business plan submitted by senior management.

At the Board’s annual strategy session, the Board reviews the Corporation’s business model, which is to raise capital in various forms from institutional and public market investors and utilize its global reach to identify and acquire high quality assets at favourable valuations, finance them prudently, and then seek to enhance the cash flows and values of these assets through established operating business groups. The Corporation’s strategic plan is designed to achieve attractive long-term total returns for shareholders while minimizing risk and enhancing value across our various stakeholder groups in the best interests of the Corporation. At the annual strategy session, the Board evaluates the strategic plan and management’s annual accomplishments versus the corporate objectives set forth in the plan.

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The Board must approve the annual business plan, which provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan. This occurs in December of each year, where the Board reviews and then approves management’s business plan for the coming year. Material deviations from the annual business plan are reported to and considered by the Board.

Time is spent at each Board meeting discussing the Corporation’s strategy with management in the context of corporate opportunities and strategic initiatives across the organization. On a quarterly basis, the Board reviews the current global economic climate as applicable to Brookfield and its businesses, in the event that adjustments to the Corporation’s strategy may be considered.

Risk Management Oversight

Managing risk is an integral part of the Board’s activities. The Corporation has established a risk management framework for managing risks across the organization and the Board has overseen the development of a disciplined and focused approach to risk management.

Given the diversification and scope of Brookfield’s operations, the Corporation seeks to ensure that risk is managed as close to its source as possible, and by management teams that have direct and ongoing knowledge and expertise in the business or risk area. As such, business specific risks are generally managed at the business unit level, as the risks vary based on the unique business and operational characteristics. At the same time, the Corporation utilizes a coordinated approach to risks with the potential to impact Brookfield’s asset management franchise as a whole, as well as risks that tend to be more pervasive and correlated in their impact across the organization, and where management can bring together specialized knowledge to better manage these risks.

At least quarterly, management reports to the Board and its Committees on developments and progress made on strategies for managing key risks.

The Board has governance oversight for risk management with a focus on the more significant risks facing the Corporation, and builds upon management’s risk assessment processes. The Board has delegated responsibility for the oversight of specific categories of risks to its Committees as follows:

Audit Committee

Oversees the management of risks related to Brookfield’s systems and procedures for financial reporting, as well as for associated audit processes (both internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the internal audit plan, which is designed to ensure alignment with risk management activities and organizational priorities.

Governance and Nominating Committee

Oversees the risks related to Brookfield’s governance structure, including the effectiveness of Board and Committee activities and potential conflicts of interest.

Management Resources and Compensation Committee

Oversees the risks related to Brookfield’s management resource matters, including succession planning, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

Risk Management Committee

Oversees the management of Brookfield’s significant financial and non-financial risk exposures and reviews risk management practices with management to assess the effectiveness of efforts to mitigate key organizational risks, as well as confirm that the Corporation has an appropriate risk taking philosophy and suitable risk capacity.

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Environmental, Social and Governance (“ESG”) Management

We believe that acting responsibly toward all stakeholders is fundamental to operating a productive, profitable and sustainable business. This underlies our philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. Having robust ESG principles and practices is good business for a wide variety of reasons, and we have been imbedding many of these into our asset management activities and underlying business operations for many years.

Brookfield’s Board of Directors, through its Governance and Nominating Committee, has ultimate oversight of Brookfield’s ESG strategy and receives regular updates on the Corporation’s ESG initiatives throughout the year. The ESG Steering Committee, which comprises senior executives from the Corporation and each of our business groups, is the primary decision-making body on all ESG matters and drives ESG initiatives based on our business imperatives, industry developments and best practices. The Steering Committee executes its mandate through its ESG Working Group, comprising operational professionals from each of these constituencies.

Integration of ESG principles occurs across the entire investment life cycle. We incorporate ESG factors into our investment decisions, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, we utilize our operating expertise and industry-specific engagement guidance to identify material ESG risks and opportunities relevant to the potential investment. We perform deeper due diligence if required, utilizing internal experts and third-party advisors as needed. All investments made by the company are approved by our investment committees based on a comprehensive set of predetermined criteria that evaluate potential risks, mitigants and opportunities. ESG matters are part of this evaluation, including anti-bribery and corruption, health and safety, and other environmental, social and governance considerations.

As part of each acquisition, our investment teams create a tailored integration plan that, among other things, includes material ESG-related matters for review or execution. ESG risks and opportunities through the investment’s life cycle are identified and assessed during due diligence and then actively managed by each portfolio company with support from the investment team responsible for the investment. This recognizes the importance of local expertise, which provides valuable insight given the wide range of asset types and locations in which we invest, coupled with Brookfield’s broad investment expertise. We believe there is a strong correlation between actively managing all facets of ESG effectively and enhancing investment returns.

Of particular note in the current environment, we believe that our operating businesses are well positioned as the world transitions toward a net zero-carbon economy.

Our renewable power business continues to be one of the largest pure-play global owners and operators of hydroelectric, wind and solar power generation facilities and is committed to supporting the global transition toward a net zero-carbon economy. Further, we are one of the world’s largest owners of real estate, and our office and retail portfolios are heavily weighted towards properties that meet high environmental sustainability standards consistent with the expectations of our tenants, which we view as enhancing rental revenues and lowering operating costs. Our infrastructure and private equity businesses include a wide variety of businesses, many of which are well positioned to have a positive environmental impact and benefit from our focus on operational efficiency, including energy efficiency.

From a decarbonization standpoint, we intend to be a leader in both driving the transition to net zero and measuring and reporting on the same, in line with industry standards. We are working from a strong foundation and intend to do more. This includes enhancing our climate change mitigation and adaptation processes to ensure they are properly factored into our governance and risk management protocols and measuring and monitoring our greenhouse gas (“GHG”) emissions across the business. The latest GHG emissions information for our asset management business is available in our 2019 ESG report.

We value our 2,000 asset management employees and we actively seek opportunities to develop them and to ensure they are engaged. Our commitment to a positive, open and inclusive work environment in all of our offices globally creates an environment that we believe encourages strong relationships, provides an environment conducive to development and enables us to benefit from diverse perspectives, further enhancing our ability to add value to our people.

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2020 Highlights

In 2020, we continued our work to align with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). We have assessed our practices against TCFD recommendations, and are following an implementation roadmap for continued progress in our alignment.

We have also been active in the sustainable finance market, with issuances in 2020 reaching more than $3.5 billion across green bonds, sustainability-linked debt and green preferred shares, up from $2.7 billion in 2019. Some of our assets and investments are well-suited for sustainable financing, and we continue to look for opportunities to access capital in this manner.

In the first quarter of 2021, we became a signatory to the Net Zero Asset Managers initiative, which is a commitment by a group of international asset managers to support the goal of net zero greenhouse (GHG) gas emissions by 2050 or sooner, in line with global efforts to limit warming to 1.5°C. Our commitment entails:

•	Working with clients on decarbonization goals, consistent with reaching net zero emissions by 2050 or sooner across all assets under management;

•

Setting an interim target for a proportion of assets to be managed in line with achieving net zero emissions by 2050 and reviewing this at least every five years, with a view to ratcheting it up to 100% of assets over time; and

•	Measuring and reporting on emissions according to leading frameworks.

A focus on diversity and inclusion is another aspect of a positive work environment and our efforts in this regard have resulted in significant progress. Specifically, over the last five years, we have almost tripled our employee population in the asset management business and during this period, we have almost tripled our female representation at the most senior level of the organization; Managing Partner/Managing Director female representation increased from 6% to 16%. In addition, the Senior Vice President representation increased from 14% to 36%. In 2020, we broadened our focus beyond gender to include ethnic diversity. As a first step we created a Global Diversity Advisory Group to support this effort. The mandate of the group is to provide insights into the concerns, challenges, and successes around attracting, retaining and developing members of underrepresented groups within the communities in which we operate. A preliminary focus is on increasing representation from the Black community within North America. Early initiatives include the development of a process for employees to self-identify their ethnicity; this will assist us in identifying areas of focus related to ethnic diversity. In addition, this group is providing support in the areas of recruiting, and diversity and inclusion education.

In addition to having a positive impact on the communities in which we operate, philanthropic and other community activities are an opportunity to increase the engagement of our teams and support the development of our people. The COVID-19 pandemic was a focus for our philanthropic efforts during 2020, and we were able to use the breadth of our global footprint to support relief efforts around the world. This included making donations, either in cash or supplies, to health organizations and other not-for-profit organizations focused on vulnerable members of our communities. We also expanded our global gift matching program from a one-to-one to a two-to-one match for COVID-related donations, and we worked with our operating businesses to find numerous ways in which to support relief efforts. Examples of these relief efforts include offering our retail parking lots for blood drives, food banks and mobile COVID testing sites; providing hotel rooms for first responders; and feeding furloughed workers and their families out of hotel kitchens.

While the health and safety of our employees has always been a priority, it required additional focus as we managed through the COVID-19 pandemic. In each of our locations, as soon as it was permissible and subject to individual personal health considerations, we brought our employees safely back to the office. We believe this was important to reinforce our culture of collaboration, enable the development of our employees and benefit their mental health. There were four key principles we followed to accomplish this safely: adhere to local requirements, implement strong safety protocols—often exceeding government requirements, mitigate risk through continuous reviews of protocols, and respect for each employee’s privacy. The safety protocols included installation of glass partitions between workspaces, access to regular, free COVID-19 testing, daily health screenings, increased sanitation, and clear protocols for addressing situations where an employee contracted COVID-19.

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Health and safety in the workplace also represents an integral part of how our businesses are managed. As health and safety risk varies across industry sectors and the nature of operations, we emphasize the importance of having operating businesses directly accountable and responsible for managing and reporting risks within their operations, while Brookfield provides an important level of oversight and support. For details on our operational health and safety framework as it relates to our operating businesses, please refer to Brookfield’s 2019 ESG report.

We continue to prioritize our data privacy and security. In 2020, we undertook initiatives to further protect our environment by enhancing our access controls and anti-malware protections, and improving our detection and response capabilities through the use of automated technologies. Annually we review our cybersecurity program and periodically we have an external party assess our program maturity based on the NIST Cybersecurity Framework. The results of the recent assessment validated the strength of our program. In addition to continued mandatory cybersecurity education for all employees, we implemented additional training for specific groups, such as new employees or employees in roles where the impact of a cyber incident is greatest (e.g., finance teams, human resources). The strength of this effort was evidenced through improved results in our phishing simulations.

Finally, we continue to align our business practices with leading frameworks for responsible investing and demonstrate our commitment by serving as a member and active participant in industry forums and other organizations. In early 2020, we became a signatory to the United Nations-supported Principles for Responsible Investment (“PRI”), which reinforces the incorporation of ESG into our investment management activities. We also are active members of several sustainability organizations, such as Accounting for Sustainability (“A4S”) and the Sustainability Accounting Standards Board (“SASB”) Alliance. Through our membership in these organizations, we remain actively involved in discussions aimed at advancing ESG awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.

Communication and Disclosure Policies

The Corporation has a disclosure policy (the “Disclosure Policy”) that summarizes its policies and practices regarding public disclosures of information to investors, analysts and the media. The Disclosure Policy ensures that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is posted on the Corporation’s website, https:// bam.brookfield.com under “Corporate Governance.”

The Corporation keeps its shareholders informed of progress and developments through a comprehensive annual report, quarterly interim reports and periodic news releases. The Corporation’s website provides summary information on the Corporation and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. Brookfield may, subject to applicable securities laws, disseminate important information exclusively via its website and shareholders and others should consult the website to access this information regarding the Corporation and its affairs.

Directors and management meet with the Corporation’s shareholders at the annual meeting of shareholders in Toronto and, in the case of management, the annual investor day in New York (“Investor Day”), and are available to respond to questions at these events. In light of the unprecedented health impact of COVID-19 and in consideration of the health and safety of our shareholders, this year’s annual meeting of shareholders will be held in a virtual meeting format only. At Investor Day, management makes presentations to shareholders, investors and analysts on our recent performance, our plans for the future and our prospects. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of the Corporation by phone at 1-866-989-0311 or by email at enquiries@brookfield.com.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls by webcast to discuss the Corporation’s financial results, with a transcript of these calls posted on the Corporation’s website. Management ensures that the media are kept informed of developments on a timely basis and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

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Code of Business Conduct and Ethics

The Corporation’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, the Corporation maintains a Code of Business Conduct and Ethics (the “Code”) and a Positive Work Environment Policy, which is incorporated into the Code. Together, these policies set out the guidelines and principles for how directors and employees should conduct themselves as members of the Brookfield team. Preserving our corporate culture is vital to the organization and following the Code, which incorporates the Positive Work Environment Policy, helps us do that.

All directors, officers and employees of the Corporation are required to provide a written acknowledgment upon joining Brookfield that they are familiar with and will comply with the Code. All directors, officers and employees of the Corporation are required to provide this same acknowledgment annually.

The Board annually reviews the Code to consider whether to approve changes in the Corporation’s standards and practices. Compliance with the Code is monitored by the Board through its Risk Management Committee, which receives regular reports on any non-compliance issues from the Corporation’s internal auditors. The Code is posted on the Corporation’s website, https://bam.brookfield.com under “Corporate Governance” and is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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Report of the Audit Committee

The following is a summary of the Audit Committee’s work during 2020, in accordance with its Charter:	MANDATE
Financial Reporting	The Audit Committee oversees Brookfield’s financial reporting and disclosure, and compliance with applicable laws and regulations governing reporting and disclosure.

✓  Reviewed the annual and interim financial statements, external auditor’s reports, management’s discussion and analysis, supplemental information, financial news releases, officer certifications and all other disclosure documents containing material audited or unaudited financial information

✓ Reviewed the systems and procedures used in preparing financial statements and reports
✓ Monitored the effectiveness of disclosure controls and procedures and internal controls over financial reporting	The Audit Committee Charter and the Audit Committee Chair’s position description are available at https://bam.brookfield.com under “Corporate Governance.”

✓  Received presentations from management on areas relevant to the Audit Committee’s oversight of financial reporting and the role of the Audit Committee in reviewing consolidated financial information of the Corporation

✓  Remained responsible for review of any allegations of financial reporting fraud or misconduct reported through the Corporation’s ethics hotline or otherwise, including those reported by employees of wholly owned or controlled operating businesses

External Auditor
✓ Recommended the firm of chartered accountants to be nominated for appointment as the external auditor by the Corporation’s shareholders
✓ Evaluated the external auditor’s performance and monitored the quality and effectiveness of the relationship among the external auditor, management and the Audit Committee
✓ Reviewed and approved proposed external audit engagement and fees for the year
✓ Monitored the independence of the external auditor and received the external auditor’s report on its independence
✓ Reviewed the planned scope of the audit, the areas of special emphasis and the materiality thresholds proposed to be employed
✓ Approved the Audit Policy governing the pre-approval of audit and non-audit services provided by the external auditor to the Corporation and the ratification of services delivered
✓ Reviewed reports from the external auditor on internal control issues identified in the course of its audit and attestation activities

✓  Reviewed reports from the external auditor of Brookfield Business Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Property Partners L.P. to understand areas of significant judgment and audit risks

✓ Met with the external auditor in private sessions after each Audit Committee meeting without management present
Internal Auditors
✓ Reviewed the quarterly activities and reports of the internal auditors, including completed audits, follow-up plans for outstanding matters raised and other priorities
✓ Received a report of the Corporation’s plan to comply with the provisions of the Sarbanes- Oxley Act
✓ Reviewed the performance of the internal auditors
✓ Reviewed and approved the internal auditors’ audit plan
✓ Met independently with the internal auditors
Financial Literacy of Audit Committee Members
✓ Assessed the financial literacy of each Audit Committee member

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Other Duties and Responsibilities

✓ Reviewed and approved the Charter of the Audit Committee and the internal auditors
✓ Reviewed and approved the Report of the Audit Committee included in this Circular
✓ Reviewed the Audit Committee’s annual work program
✓ Monitored the governance and control activities of the Corporation related to the responsibilities of the Audit Committee
✓ Reviewed and approved the company’s quarterly valuation analysis in respect of the United States Investment Company Act of 1940
✓ Reviewed senior management’s expenses
✓ Monitored the quality of the Corporation’s finance function and its alignment with the scale and breadth of the Corporation’s business
✓ Met privately as an Audit Committee after every meeting

MEMBERSHIP	Marcel R. Coutu, Chair
Angela F. Braly
Janice Fukakusa
Rafael Miranda

FINANCIAL LITERACY	All members are ‘‘financially literate’’ as required by the CSA and Mr. Coutu is a designated financial expert.

INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

For more information about the Audit Committee as required by Part 5 of NI 52-110, see the “Audit Committee Information” section on pages 41 to 42 of the AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Auditor’s Fees

See pages 23 to 24 of this Circular for a description of the fees that Deloitte received for services rendered during the year ended December 31, 2020.

The Audit Committee met eight times in 2020. In addition, the Chair of the Audit Committee met regularly with the external auditor, the internal auditors and management.

This report has been adopted and approved by the Audit Committee:

Marcel R. Coutu, Chair, Angela F. Braly, Janice Fukakusa and Rafael Miranda.

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Report of the Governance and Nominating Committee

The following is a summary of the Governance Committee’s work during 2020, in accordance with its Charter:

Composition and Performance of the Board and its Committees

 (i) Director Nominations

✓  Reviewed the size, composition and diversity of the Board and its Committees

✓  Reviewed the competencies and skills represented on the Board and the skills required of directors and the Board as a whole

✓  Maintained an “evergreen” list of director candidates

✓  Selected a new candidate to serve on the Board and stand as director nominee at the 2020 meeting of shareholders

✓  Approved eight Class A Share director nominees and eight Class B Share director nominees for election by the shareholders and recommended them to the Board

 (ii) Evaluation of the Board, its Committees and Individual Directors

✓  Reviewed the performance of the Board, its Committees and individual directors

✓  Reviewed the process for evaluating the performance of the Board and the individual directors

✓  Reviewed and approved the current director appointments to the Committees

Director Compensation

✓  Reviewed compensation paid to the Board Chair and to the independent and affiliated directors

Disclosure

✓  Reviewed and approved the Report of the Governance Committee included in this Circular

Corporate Governance

✓  Set the Board Work Plan for 2021

✓  Evaluated and recommended enhancements to the Corporation’s governance practices

✓  Determined the executive officers of the Corporation

✓  Reviewed, evaluated, and approved the Corporation’s Code of Business Conduct and Ethics, Personal Trading Policy, Investment and Capital Markets Policy, Board and Committee Charters, the Board Position Descriptions and the Charter of Director Expectations

Environmental, Social, and Governance Matters

✓  Reviewed the Corporation’s approach to ESG matters within its corporate and asset management activities, and reviewed and approved of the Committee’s ESG Work Plan

MANDATE

The Governance Committee oversees Brookfield’s approach to corporate governance.

The Governance Committee Charter and the Governance Committee Chair’s position description are available at https://bam.brookfield.com under “Corporate Governance.”

MEMBERSHIP	Frank J. McKenna, Chair
Seek Ngee Huat
Diana L. Taylor

INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The Governance Committee met three times in 2020.

This report has been adopted and approved by the members of the Governance Committee:

Frank J. McKenna, Chair; Seek Ngee Huat and Diana L. Taylor.

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Report of the Management Resources and Compensation Committee

The following is a summary of the Compensation Committee’s work during 2020, in accordance with its Charter:

Succession Planning

✓  Reviewed and assessed the Corporation’s management resource planning program

✓  Reviewed and assessed senior executive performance

✓  Assessed senior executive succession candidates

✓  Reviewed the Corporation’s diversity and high-potential executive development initiatives

✓  Reviewed the Corporation’s diversity and inclusion strategy, initiatives and progress

Executive Compensation Philosophy

✓  Reviewed the Corporation’s compensation philosophy

✓  Reviewed the Corporation’s compensation policies related to alignment of interests between its executives and the shareholders

✓  Assessed the alignment of interests of senior management through equity ownership with the creation of shareholder value over the long-term

✓  Assessed the risks associated with the Corporation’s compensation approach, policies and practices

Appointment and Compensation of Senior Management

✓  Reviewed and approved the compensation of senior management

✓  Evaluated the Annual Management Incentive Plan and Long-Term Share Ownership Plans and reviewed the value outstanding in these plans

✓  Reviewed and approved the (i) Annual Management Incentive Plan awards and (ii) Long- Term Share Ownership Plan awards, and reviewed the future value of payouts related to share ownership awards made to senior management assuming various performance scenarios

CEO Performance, Evaluation and Compensation

✓  Evaluated the CEO’s performance

✓  Reviewed and approved the compensation of the CEO

✓  Reviewed the priorities for the CEO

Disclosure

✓  Reviewed and approved for recommendation to the Board the Report on Executive Compensation and the Report of the Compensation Committee to be included in this Circular

Other Duties and Responsibilities

✓  Reviewed and approved the Charter of the Compensation Committee

✓  Reviewed and approved the CEO position description

✓  Reviewed allegations of workplace misconduct reported through the Corporation’s ethics hotline or otherwise, including those reported by employees of wholly owned or controlled operating businesses

MANDATE

The Compensation Committee oversees Brookfield’s management resources and compensation strategy, plans, policies and practices.

The Compensation Committee Charter and the Compensation Committee Chair’s position description are available at https:// bam.brookfield.com under “Corporate Governance”

MEMBERSHIP	Diana L. Taylor, Chair
Marcel R. Coutu
Maureen Kempston Darkes

The Board has restricted the criteria for membership in the Compensation Committee by requiring that not more than one-third of its members are chief executive officers of any publicly traded entity. None of the Committee members is the chief executive officer of a publicly traded entity.

INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The Compensation Committee met two times in 2020.

This report has been adopted and approved by the members of the Compensation Committee:

Diana L. Taylor, Chair; Marcel R. Coutu and Maureen Kempston Darkes.

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Report of the Risk Management Committee

The following is a summary of the Risk Management Committee’s work during 2020, in accordance with its Charter:

Risk Management

✓  Reviewed and considered with senior management the Corporation’s risk capacity, risk taking philosophy and approach to determining an appropriate balance between risk and reward

✓  Reviewed and evaluated the Corporation’s significant financial risk exposures, including currency, interest rate, credit, and market risks, and the steps senior management took to monitor and manage such risk exposures (through hedges, swaps, other financial instruments, and otherwise), including the management of counterparty risk, in compliance with applicable policies

✓  Reviewed and discussed with senior management the Corporation’s significant non-financial risk exposures, including strategic, reputational, operational, regulatory, and business risks, and the steps senior management took to monitor and control such risk exposures in compliance with applicable policies

✓  Reviewed and discussed with senior management emerging risk areas that could significantly impact the Corporation and senior management’s assessment and approach to such risks

✓  Reviewed and confirmed with senior management that material non-financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law and stock exchange rules was disclosed

✓  Reviewed with senior management the quality and competence of management appointed to administer risk management functions

✓  Reviewed with senior management the Corporation’s compliance programs

✓  Reviewed the Corporation’s insurance coverage, deductible levels, reinsurance requirements and various risk sharing protocols

✓  Reviewed, with legal counsel where required, such litigation, claims, tax assessments and other tax-related matters, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, the Corporation’s reputation or which may otherwise adversely affect the financial well-being of the Corporation

✓  Reviewed and evaluated the Corporation’s susceptibility to fraud and corruption and management’s processes for identifying and managing the risks of fraud and corruption

✓  Provided oversight of cybersecurity risks, including assessing the likelihood, frequency and severity of cyber attacks and data breaches, whether from internal or external sources, and reviewed management’s cybersecurity practices in the context of the Corporation’s risk profile

✓  Considered other matters of a risk management nature as directed by the Board

✓  Provided oversight of the Corporation’s reporting hotline, and reviewed allegations reported through the Corporation’s ethics hotline and resolution thereof

✓  Referred certain allegations of fraud, deliberate errors, or deviations from full, true, and plain disclosure related to the Audit and Management Resource and Compensation Committee, as appropriate.

Other Duties and Responsibilities

✓  Reviewed and recommended for approval the Charter of the Risk Management Committee

✓  Reviewed and approved the Corporation’s Treasury and Financial Risk Management Policy

✓  Reviewed and approved the Corporation’s Anti-Bribery and Corruption Policy and Program

✓  Reviewed and approved the Corporation’s Tax Risk Management Policy

MANDATE

The Risk Management Committee oversees Brookfield’s corporate risk management activities.

The Risk Management Committee Charter and the Risk Management Committee Chair’s position description are available at https:// bam.brookfield.com under “Corporate Governance.”

MEMBERSHIP	Maureen Kempston Darkes, Chair
M. Elyse Allan
Murilo Ferreira

INDEPENDENCE	All members meet Board approved independence standards which are derived from the CSA corporate governance guidelines.

The Risk Management Committee met four times in 2020.

This report has been adopted and approved by the members of the Risk Management Committee: Maureen Kempston Darkes, Chair; M. Elyse Allan and Murilo Ferreira.

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PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

Compensation Elements

The compensation program of the Board is as follows (in U.S. dollars):

Compensation Elements	Amount	Comments
Board Chair Retainer	$500,000(a)	The Chair does not receive any additional compensation for serving as the Chair of the Governance Committee.

Director Retainer (b)	$200,000

Audit Committee Chair Retainer	$35,000

Compensation and Risk Management Committee Chair Retainers	$15,000

Audit Committee Member Retainer (Non-Chair)	$10,000
Travel Stipend – for non-residents of the Toronto and New York City areas	$15,000	This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings, and is in addition to reimbursement for travel and other out-of-pocket expenses.

(a)	Currently taken 100% in DSUs.
(b)	For non-Chair and non-management directors.

Members of management who serve as directors of the Corporation do not receive any compensation in their capacity as directors.

The Governance Committee annually reviews the compensation paid to the Chair and non-management directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in regularly scheduled and special Board meetings, expected participation on Committees of the Board and the compensation paid to directors of comparable companies.

In 2020, the directors, excluding Mr. Lawson, Mr. Flatt and Mr. Blidner, collectively received annual director compensation having a total value of $3,140,067, excluding all other compensation unrelated to Board membership. Directors’ compensation was comprised of cash and other compensation of $485,753 and DSUs of the Corporation valued at $2,654,314, which represented approximately 15.5% and 84.5%, respectively, of total compensation paid to these directors during 2020.

Other than cash and DSU compensation set forth in the prior paragraph, no other compensation was paid to non-management directors related to their Board membership. No directors elected to receive Restricted Shares as part of their director compensation in 2020.

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2020 Director Compensation

The following table sets out compensation received during 2020 by the Corporation’s directors(a) (in U.S. dollars):

Name	Board Position	Fees Earned in Cash ($)		Share-Based Award (DSUs) ($)(b)		All Other Compensation ($)		Compensation Total ($)
M. Elyse Allan		—		210,000		—		210,000

Angela F. Braly		—		225,000	(e)	—		225,000

Jack L. Cockwell		111,960	(c)	—		3,658	(d)	115,618

Marcel R. Coutu	Audit Committee Chair	—		250,000	(e)	—		250,000

Murilo Ferreira		—		215,000	(e)	—		215,000

Janice Fukakusa(f)		—		110,440		—		110,440

Maureen Kempston Darkes	Risk Management Committee Chair	107,500		107,500		—		215,000

Howard S. Marks				176,374				176,374

Frank J. McKenna(g)	Board Chair and Governance Committee Chair	—		500,000		—		500,000

Rafael Miranda		—		215,000	(e)	—		215,000

Lord O’Donnell		—		215,000	(e)	256,800	(i)	471,800

Seek Ngee Huat		—		215,000	(e)	—		215,000

Diana L. Taylor	Compensation Committee Chair	—		215,000		—		215,000
Total		$219,460		$2,654,314		$260,458		$ 3,140,067

(a)

Mr. Lawson, Mr. Flatt and Mr. Blidner do not receive any compensation in their capacity as directors of the Corporation or for any other board that they sit on for the Corporation. For Messrs. Flatt and Lawson’s compensation as Named Executive Officers, see pages 64 to 65 and 68 to 71 of this Circular. Mr. Blidner’s compensation for 2020 in his capacity as a Vice Chair of the Corporation included a salary of $600,000.

(b)	The value of each DSU is equal to the closing price of a Class A Share on the NYSE on the grant date of the DSU.
(c)

In 2020, Mr. Cockwell received C$150,000 (converted at the average exchange rate for 2020 of C$1.00 = US$0.7464) for director services to the Corporation. His compensation is paid in Canadian dollars during the year because he is paid through the Corporation’s payroll system.

(d)	Mr. Cockwell received health benefits under the Corporation’s health plan.
(e)	Includes travel stipend to eligible directors of $15,000.
(f)	Ms. Fukakusa was elected to the Board on June 12, 2020 and received fees from such date.
(g)	Mr. McKenna received an annual retainer of $500,000 in 2020. He does not receive any additional compensation for serving as the Governance Committee Chair.
(h)

Lord O’Donnell has entered into an advisory relationship with the Corporation in respect of its European operations for an annual fee of £200,000. In 2020, under this arrangement Lord O’Donnell received fees of $256,800 (£200,000 converted to U.S. dollars at the average exchange rate for 2020 of £1.00 = US$1.284 as reported by Bloomberg).

(i)	Mr. Price was first elected to the Board on June 14, 2019 and did not receive fees in 2020.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred to attend Board or Committee meetings. During 2020, the directors, excluding Mr. Lawson, Mr. Flatt and Mr. Blidner, received an aggregate of $178,092 for reimbursement of such expenses.

The following tables set out information relating to options and other share-based awards granted to directors, excluding Mr. Lawson, and Mr. Flatt, whose awards relate to their roles as employees of the Corporation and are disclosed under “Compensation of Named Executive Officers” beginning on page 68 of this Circular.

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Outstanding Share-Based Awards as at December 31, 2020 (Named Executive Officer directors excluded)

Share-Based Awards (a) (b) (c) Deferred Share Units (DSUs)

Name	Number of Vested DSUs (#)	Market Value of Vested DSUs ($) (b)
M. Elyse Allan	35,272	1,455,657

Jeffrey M. Blidner (d)	1,134,834	46,867,496

Angela F. Braly	43,293	1,786,705

Jack L. Cockwell	1,105,991	45,692,208

Marcel R. Coutu	94,540	3,904,191

Murilo Ferreira	24,655	1,017,497

Janice Fukakusa (e)	3,079	127,062

Maureen Kempston Darkes	91,903	3,796,198

Frank J. McKenna	293,476	12,119,373

Howard S. Marks (f)	5,260	217,087

Rafael Miranda	24,655	1,017,497

Lord O’Donnell	59,277	2,446,715

Timothy R. Price (g)	476,707	19,697,114

Seek Ngee Huat	64,769	2,673,660

Diana L. Taylor (h)	68,951	2,846,521

(a)  Non-management directors only have Deferred Shares Units (DSUs) outstanding and no Options or Restricted Share Units (RSUs) outstanding, other than Mr. Cockwell who has RSUs outstanding as shown in the table below.

(b)  The market value is based on the closing price of a Class A Share on the TSX on December 31, 2020 of $41.32 (C$52.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7853) and $41.27 on the NYSE, as applicable.

(c)  There were no unvested DSUs as at December 31, 2020.

(d)  Mr. Blidner’s DSUs were granted in his capacity as an employee of the Corporation.

(e)  Ms. Fukakusa was elected to the Board on June 12, 2020.

(f) Mr. Marks was appointed to the Board on February 13, 2020.

(g)  Mr. Price did not stand for re-election at the meeting on June 12, 2020.

(h)  Excludes the market value of vested DSUs of Brookfield Property Partners L.P. of $804,026.

Outstanding Restricted Share Units as at December 31, 2020

	Restricted Share Units (RSUs) (a)
Name	Number of Restricted Share Units (#)	Issuance Price (b) ($)	Market Value as at December 31, 2020 (c) ($)
Jack L. Cockwell	126,563	3.08	4,839,847

	862,225	4.66	31,607,000

	607,500	7.13	20,774,193

(a)	RSUs are not redeemable until cessation of employment and have no expiration date.
(b)	The RSU issuance price is in Canadian dollars and is presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2020 of C$1.00 = US$0.7853.
(c)

The market value is the amount by which the closing price of the Corporation’s Class A Shares on December 31, 2020 exceeded the issuance price of the RSU award. The closing price of a Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7853).

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Equity Ownership of Directors

Director Share and DSU Ownership Requirements

The Board believes that its directors can better represent the Corporation’s shareholders if they have an alignment of economic interest. Accordingly, directors are required to hold Class A Shares, DSUs and/or Restricted Shares of the Corporation having a value of at least three times their Annual Retainer (the “Director Share Ownership Guideline”). This minimum ownership requirement is currently $600,000 for non-management directors and $1,500,000 for the Chair. A director must achieve this minimum ownership requirement within five years of joining the Board.

All independent directors are required to receive at least 25% of their Annual Retainer in DSUs (see “Long-Term Share Ownership Plans” on pages 59 to 60 of this Circular). Independent directors who have not reached the minimum ownership requirement are required to receive at least 50% of their Annual Retainer in DSUs. Subject to these requirements, all non-management directors have the option of electing to receive their Annual Retainer in DSUs, Restricted Shares or cash.

As at April 23, 2021, all of the proposed nominees for election to the Board who are required to meet the ownership requirement have done so. In addition, Mr. Marks, who has through February 2025 to meet the ownership requirement, has satisfied the ownership requirement. Mr. Miranda, who has through June 2022 to meet the ownership requirement, Ms. Fukakusa, who has through June 2025 to meet the ownership requirement and Ms. Olayan who is being nominated to the Board for the first time this year and has through January 2026 to fulfill the minimum ownership requirement, are all on track to fulfill the ownership requirement within the applicable time frame.

Anti-Hedging Policy

In order to maintain the alignment of interests between the Corporation and its directors, the Corporation generally prohibits all directors, including management and affiliated directors, from using derivatives or other financial instruments to retain legal ownership of their shares or share units in the Corporation while reducing their exposure to changes in the Corporation’s share price. Moreover, a director may not hold a short position in any security of the Corporation or its affiliates, either by way of a short sale or by utilizing derivatives. This allows shareholders to determine a director’s true economic exposure to the Corporation’s equity. Under limited circumstances, a director may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by the such director, but only to the extent that the transaction (i) is executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO and CFO and, if appropriate, the Compensation Committee; and (iii) is in respect of interests directly or indirectly held by such director in excess of the interests that such director is required to hold under the Director Share Ownership Guidelines. To date, no director has hedged the economic value of their direct or indirect interests in the Corporation.

Equity Ownership of Directors

The following table sets out the total number of Class A Shares, pro rata interest in Class A Shares and DSUs held by the 16 proposed nominees for election to the Board at the meeting. See pages 10 to 18 of this Circular for information on the individual equity ownership of the director nominees.

Holdings As at April 23, 2021 (millions)	Class A Shares (a) (#)	DSUs (#)	Total Class A Shares, Pro Rata Interest in Class A Share (#)
Total	125,485,051	6,020,364	131,505,415

(a)

Includes (i) the directors’ pro rata interests in Class A Shares held by Partners Limited and PVI (on a consolidated basis) and (ii) the directors’ Escrowed Shares, which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations.

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PART FIVE – COMPENSATION DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	49

	Compensation Discussion and Analysis Overview	49

	Overview of the Business in 2020	51

	Compensation Committee Governance	52

	Compensation Approach	55

	Key Elements of Compensation	56

	Key Policies and Practices	60

	2020 Compensation Decisions	63

	Five-year Chief Executive Officer Review	65

	Compensation of Named Executive Officers	68

Compensation Discussion and Analysis Overview

Brookfield’s investment approach is to acquire high quality assets and businesses that are reasonably valued and actively utilize the breadth of our operating experience to enhance the value of what we buy. Once we have optimized cash flows and the asset has been de-risked, we seek to sell the business opportunistically to realize maximum risk-adjusted returns. Our goal is to create long-term sustainable growth in cash flow from our alternative investment business that increases long-term shareholder value. We believe that the price of the Corporation’s Class A Shares over the long-term is the most relevant and appropriate measure of whether we have achieved this goal.

Successfully executing on this investment approach requires a management team with a long-term focus on running the business, predicated on collaborative relationships, the discipline to follow our investment strategy in good and more difficult times, and the entrepreneurship to focus on the long-term. In furtherance of our investment approach, we employ a talent management strategy designed to (i) attract people who embrace this long-term focus and demonstrate our values of collaboration, discipline, and entrepreneurship, and (ii) ensure we develop and retain them.

The policies and practices we adopt to do this are deliberate. We follow them because they have demonstrably supported, and we believe will continue to support, our long-term approach to running the business.

A critical component of our talent management strategy is our approach to compensation. Our decades of experience has taught us that the approach we take to compensation is essential to executing our long-term business plan. Our approach is designed to:

°

Attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business approach to creating shareholder value over the long-term. To do this, we emphasize:

∎	long-term decision-making with a focus on capital preservation and achievement of risk-adjusted returns, and
∎	maintaining an environment of teamwork.
°	Reward consistent performance over the long term, aligned with the interests and expectations of our long-term investors.

Compensation Arrangements Create Alignment of Interests between Shareholders and Management

While the goals of our compensation arrangements are similar to the goals expressed by many companies, the policies and practices we use to achieve these goals differ in certain respects from market convention. Our compensation policies and practices have been shaped to align our executives with our goal of creating exceptional value for our shareholders with a focus on long-term stewardship of the business. More specifically, our compensation programs consistently focus on the long term:

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°

All executives receive a significant portion of their compensation in the form of Brookfield equity which vests for a minimum of a 5-year period in arrears. As individuals progress in seniority, more of their compensation is in the form of long-term awards. The Named Executive Officers, in aggregate, have on average received approximately 80% of their annual compensation in the form of long-term awards over the last five years. While Chief Executive Officers at most large public organizations often receive the majority of their compensation in the form of long-term incentives, the proportion of annual compensation earned by the entire Brookfield Executive Officer team in the form of awards under Brookfield’s long-term ownership plans, and having it vest over a 5-year period, is not typical in the market today.

°

It is common for the Named Executive Officers to elect to receive their cash Bonus in the form of Brookfield equity. While cash bonuses represent a relatively modest proportion of each Named Executive Officer’s total average annual compensation (due to the significant weighting toward long-term equity incentives), this election is meaningful in underscoring the depth of their belief in the business, alignment with shareholders and long-term focus.

°

Our Option and Escrowed Share Awards have a 10-year life. Our senior management team (“Executive Officers”), which includes the Named Executive Officers, has consistently held these equity-based awards for over seven years on average; moreover, upon exercise and/or exchange, our Executive Officers have retained by far the majority of the net proceeds in the form of Class A Shares of Brookfield.

°

Executive Officers are required to hold a minimum of five times their salary in Brookfield equity. More importantly, the value of our Executive Officers’ holdings of Brookfield shares and share equivalents significantly exceeds this requirement by many more multiples. This exceptionally high share ownership across our Executive Officers further demonstrates management’s strong alignment with and belief in the long-term prospects of the business.

°

Management, officers and directors of the Corporation and its affiliates hold direct, indirect and economic interests in the Corporation representing an approximate 20% common equity interest. Put simply, our management team acts like, thinks like, and is a significant owner, alongside all of our shareholders, of the business.

In addition, Brookfield has adopted the following policies which further support a long-term ownership focus and alignment with shareholders:

°	Executive Officers are required to hold, for at least one year, an interest in Class A Shares equal to the net proceeds realized on the exercise of options or the exchange of Escrowed Shares.

°	Departing executives forfeit all unvested long-term incentive plans awards unless a different arrangement is specifically approved by the Compensation Committee.

°

The Corporation’s claw-back policy provides for the reimbursement of incentive and equity-based compensation by Executive Officers in the event of restatements or conduct that is detrimental to the business.

In light of the significant long-term nature of our approach to compensation, we do not add performance conditions to our vesting terms. In general, performance vesting involves setting specific performance metrics which the Corporation is required to meet over a specified performance period before executives are entitled to receive value under the long-term plan. It is quite common for these provisions to include performance periods of three years. As noted above, our compensation programs provide for longer vesting periods of five years. Moreover, even these longer vesting periods are eclipsed by the average duration of our Executive Officers’ holdings of their equity awards in Brookfield. We believe that adding short-term performance metrics to our compensation plans would be detrimental to our overall long-term focus. While we are respectful of those who use these metrics, we have reviewed this approach and do not believe it is in the best interests of our shareholders or of the business.

Value creation for our senior management team is virtually 100% based on share price in the long term — we do not provide performance multipliers that pay out for strong performance in a weak market or for achieving internal targets set by management — our management receive value from their equity awards only when our shareholders realize value over the

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long-term. We believe that the effectiveness and alignment of our approach to compensation with the interests of our shareholders is most clearly evidenced by the 2,600% growth in our share price over the past 25 years, resulting in a total shareholder return of 17% per annum. This equates to a $1,000 investment in Brookfield 25-years ago being worth $50,700 today.

The following sections provide a detailed description of the Corporation’s executive compensation philosophy and programs and the decisions of our Compensation Committee under these programs, as well as the factors considered in making its decisions.

Overview of the Business in 2020

The Corporation’s operations are organized into five operating business groups in addition to our corporate and asset management activities. These business groups include real estate, infrastructure, renewable power, private equity and other alternatives, including credit. Certain executives who: (i) have responsibility for overall corporate activity; (ii) are in charge of one of the Corporation’s principal business units, divisions or functions; or (iii) perform a similar policy making function for the Corporation are Executive Officers of the Corporation. As at December 31, 2020, there were ten Executive Officers.

The Corporation’s compensation philosophy described in the Compensation Discussion and Analysis is applicable for all corporate executives; however, the focus is on the compensation of our Named Executive Officers for 2020 who were:

Named Executive Officer	Position
Bruce Flatt	Managing Partner and CEO

Nicholas Goodman(a)	Managing Partner and CFO

Sachin Shah	Managing Partner and CIO

Brian W. Kingston	Managing Partner

Cyrus Madon	Managing Partner

Samuel J.B. Pollock	Managing Partner

(a)	Mr. Goodman was appointed CFO on February 25, 2020, succeeding Mr. Lawson.

The Compensation Committee approves the compensation for the Named Executive Officers and the other Executive Officers of the Corporation.

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The Board has charged the Executive Officers with building a global asset management business focused on long-term sustainable growth in cash flows. The following table outlines the key business accomplishments for 2020:

2020 Business Achievements

• Expanded our asset management activities
○ Increased total assets and management to $600 billion and fee-bearing capital(a) to $312 billion

○   Increased fee-related earnings(a) by 19% to $1.4 billion, excluding performance fees, resulting from fees earned on higher market capitalization across our listed affiliates and increases in our private fund capital as well as contributions from Oaktree

○ Generated $1.2 billion of unrealized carried interest(a) through value enhancement initiatives across our operating businesses and valuation uplifts within our credit strategies

•  Invested $44.3 billion of capital during the year across our business groups, which included $27.8 billion of long-term private funds capital and co-investments, $15.0 billion of perpetual strategies capital and $1.5 billion of direct investments

• Funds from operations (“FFO”)(a) for 2020 were $5.2 billion; Net income for 2020 was $707 million

○   Increased Operating FFO (prior to disposition gains and realized carried interest) to $3.3 billion, reflecting growth in fee-based revenues, contributions from recent acquisitions and organic growth across our portfolio

○ Continued to opportunistically recycle our capital and realize value in our mature businesses recognizing $1.6 billion of disposition gains
○ Realized $348 million of carried interest, net of costs

(a)	See pages 115 to 120 of the Annual Report for further information on the non-IFRS measures “Fee-bearing capital,” “unrealized carried interest” and “Funds From Operations.”

Compensation Committee Governance

Compensation Committee Members and Expertise

Diana Taylor (Chair) was appointed to the Compensation Committee on May 6, 2015 and was then appointed as Chair of the Compensation Committee on November 5, 2015. Marcel Coutu was appointed to the Compensation Committee on August 7, 2014. Maureen Kempston Darkes was appointed to the Compensation Committee on November 5, 2015. Each of the three members of the Compensation Committee is independent and has experience in private-sector compensation, with all three having experience sitting on compensation committees of other public companies. The Board believes that the Compensation Committee collectively has the knowledge, skills, experience and background required to fulfill its mandate.

Compensation Committee Mandate

The Compensation Committee has a specific written mandate to review and approve compensation for the Executive Officers. This includes an annual evaluation of the performance of the Named Executive Officers and other Executive Officers. The Compensation Committee makes recommendations to the Board with respect to the compensation of the Named Executive Officers and the Board gives final approval on compensation matters.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning, diversity and the overall composition and quality of the Corporation’s management resources. The Compensation Committee met two times in 2020 and has met once to date in 2021. None of the recommendations of the Compensation Committee have been rejected or modified by the Board during 2020 or 2021 to date.

Benchmarking Executive Compensation and Compensation Peer Group

Salary and short-term incentives are elements of compensation that can be easily benchmarked; however, long-term incentives are more difficult to benchmark since their value is dependent on the underlying assumptions used by each organization and may not be consistent across organizations. Since long-term incentives are a significant focus of the

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Corporation’s incentive programs, the Compensation Committee has not defined a peer group or benchmarked Named Executive Officer compensation against a peer group. As described above, the Compensation Committee believes that the Corporation’s current compensation policies have assisted in attracting and retaining top talent and encouraging executives to assess the risks related to their decisions and actions, and minimizing the ability of executives to benefit from taking risks that increase the performance of the Corporation in the short-term at the expense of long-term value. The Compensation Committee also believes that the Corporation’s current compensation policies meet the Corporation’s other objectives, as described under “Compensation Approach” on page 55 of this Circular.

Independent Compensation Advisors

The Compensation Committee has the authority to retain independent compensation advisors, but did not do so in 2020. If the Compensation Committee engages outside compensation advisors in the future, it will take appropriate steps to ensure they are independent from, and provide no other services to the Corporation or its management.

Succession Planning

Each year the Compensation Committee determines whether there are suitable succession candidates for the Executive Officer positions, including the CEO and other Named Executive Officers. Specifically, the Compensation Committee is provided with a list of potential leadership candidates and reviews the performance, skills, current responsibilities and plans for their continued development. In addition, the Compensation Committee spends time each year reviewing, with management, the performance and development of junior executives. The Compensation Committee believes that this review is important for succession planning purposes and for the compensation awarding process. The Corporation has a long history of developing executives from within rather than hiring externally and the awarding of long-term incentives is an important component of rewarding and retaining these executives.

Gender Diversity

The Corporation is committed to workplace diversity; both ethnic and gender diversity are important to the Corporation’s long-term success and the Corporation actively supports the development and advancement of a diverse group of employees capable of achieving leadership positions. Leadership appointments are solely based on merit, and not on other factors because management and the Board believe that merit should be the guiding factor in determining whether a particular candidate is capable of bringing value to the Corporation. As such, the Board has not adopted formal targets for female representation in executive positions. However, a cornerstone of the Corporation’s succession planning process is a tailored approach to the development and advancement of employees capable of achieving executive officer positions. This tailored approach to developing executives starts with identifying individuals who demonstrate the skills and attributes required to achieve executive officer positions within the Corporation. The progress of these individuals is reviewed annually in order to ensure that each individual is being provided opportunities to achieve their potential. Development opportunities include exposure to a new competency or skill, a transfer between business units, a relocation, a role expansion and other stretch opportunities. Tailoring the development plan for each individual permits the Corporation to consider the needs of the individual, including considerations that are gender-based.

While the Corporation has not adopted formal targets for female representation in executive officer positions, management and the Committee actively monitor the percentage of females identified as capable of achieving executive officer positions in aggregate, by business unit and by geography. In 2020, over 30% of the individuals identified as having the potential to achieve executive officer positions were female. Management and the Compensation Committee review annually a summary of high performance employees, including by gender and geography, the type of development opportunities provided to these individuals and changes to their compensation year over year in order to monitor the Corporation’s activities related to increasing female representation in senior management positions.

Female representation within the management team has been steadily increasing. In the last five years, we have more than doubled the representation of women in management roles (senior vice president and above) from 11% to 26%. At the most senior levels within that group (Managing Director and Managing Partner) we have almost tripled the representation of women, from 6% to 16%. These increases are particularly notable when considering that they were achieved over a period during which the Corporation’s workforce almost tripled, further demonstrating our commitment to gender diversity.

Compensation Related Risk

Annually, the Compensation Committee reviews the Corporation’s compensation approach, policies and practices as well as the Corporation’s incentive plans at the corporate level and within its business units.

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The Compensation Committee also reviews the terms and conditions of the Long-Term Share Ownership Plans, as well as any proposed amendments, and considers the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and the Corporation’s objectives. The Compensation Committee receives an overview of the financial arrangements entered into by the Corporation to hedge the impact on the Corporation of future increases in the market price of its Class A Shares against the liability incurred under the Corporation’s DSUP and Restricted Share Unit Plan. The Committee has determined that the plans are appropriate and effective.

The Compensation Committee reviewed the Corporation’s compensation policies and practices, including the design of the Corporation’s incentive plans to ensure that they:

•	encourage management to consider the risks associated with their decisions;

•	minimize management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation;

•	hold management accountable for their decisions both during employment with and post-departure from the Corporation; and

•	provide discretion to the Compensation Committee, where appropriate, to prevent unintended consequences which either unduly benefit or penalize management.

This review separately considered businesses that deploy capital (e.g. private fund business) and businesses that do not deploy capital (e.g. fee for service business) since the compensation risks associated with these businesses are different.

The Compensation Committee reported the results of its review to the Board on December 7, 2020. The Compensation Committee did not identify any risks which are reasonably likely to have a material adverse effect on the Corporation. It was concluded that the Corporation’s compensation approach, policies and practices for its executives at the corporate level and within its business units appropriately:

•	encourage executives to consider the risks associated with their decisions and actions; and

•	do not result in the probability that excessive payouts will be made before the outcome of risks are known.

In reaching their conclusion, the Compensation Committee considered the following:

•	the emphasis on long-term compensation for executives in businesses that allocate capital including five-year vesting periods and the forfeiture terms related to departure;

•	the fact that the design of incentive arrangements for businesses that deploy capital considers the additional risk relative to businesses that do not deploy capital;

•	the direct link between the payout to the executive and the performance of the businesses; and

•	the timing of payouts to executives who are dedicated to a fund are delayed until the funds’ performance is substantially realized and risk outcomes are determined.

The Compensation Committee also reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of the Corporation’s compensation program as outlined under “Compensation Approach” on page 55 of this Circular, support the creation of shareholder value over the longer term, as well as the attraction and retention of executives who make decisions with a long-term view, and encourage an assessment of risk related to the decisions made and actions taken. The following practices related to the compensation of the Executive Officers support this conclusion:

•	the highest percentage of total annual compensation is granted as Long-Term Share Ownership Plan awards which vest over five years with overlapping vesting periods;

•	the significant level of equity ownership by management;

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•

the significant level of reinvestment of annual incentives into Restricted Shares of the Corporation which must be held for five years or DSUs which are not redeemable until retirement, death or termination of employment, which ensures that management remain exposed to the long-term risks associated with their decision-making;

•

the fact that options and escrowed shares are held well beyond their vesting period and generally until close to their expiry date. The options exercised in 2020 by Executive Officers (including the Named Executive Officers) were held for approximately eight years on average; and

•	the length of tenure of management with the Corporation.

Compensation Approach

The Corporation’s compensation arrangements are designed to:

•   attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create long-term shareholder value;

•   encourage long-term decision-making with a focus on capital preservation and risk adjusted returns;

The Corporation’s compensation arrangements align management’s interests with those of the Corporation’s shareholders.

Management, officers and directors of the Corporation and its affiliates hold direct, indirect and economic interests in approximately 320 million Class A Shares and share equivalents of the Corporation.

• foster an environment of teamwork and co-operation;

• reward consistent performance over the longer term; and

• be transparent to the employees and shareholders of the Corporation.

The goal is to align management’s interests with those of the Corporation’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Corporation’s shares.

While these are the objectives for compensation arrangements for all executives, the actual arrangements may differ between executives with broader corporate responsibilities and those who operate within specific business units. For example, executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit the Corporation. The timing of these payments to executives who are dedicated to a fund are therefore delayed until the funds’ performance is substantially realized and risk outcomes are determined. The principles of rewarding risk management and value creation over the long-term, however, remain consistent across each of our businesses. Unless specifically noted otherwise, the remainder of the discussion in this report focuses on the Named Executive Officers but also pertains to executives of the Corporation who have corporate responsibilities.

In order to achieve the objectives set out above, executives receive a substantial portion of their compensation in awards under the Long-Term Share Ownership Plans described on pages 58 to 60 of this Circular which:

•	reinforces the focus on long-term value creation;

•	aligns the interests of executives with other shareholders of the Corporation; and

•	encourages management to follow a rigorous forward-looking risk assessment process when making business decisions.

The emphasis on equity compensation, which has long-term vesting and retention requirements, ensures that our executives make decisions and take risks in a manner that aligns with the long-term interests of shareholders.

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Key Elements of Compensation

During the past five years, total compensation for the Named Executive Officers has been comprised of approximately 11% Base Salary, 4% Annual Management Incentive Plan awards and 85% Long-Term Share Ownership Plan awards.

Total compensation for executives with corporate responsibilities is comprised of the following elements: Base Salary, Annual Management Incentive Plan awards (“Bonus”) and participation in the Corporation’s Long-Term Share Ownership Plans and standard benefits. Total annual compensation awarded to the Named Executive Officers and other senior executives generally does not change significantly from year to year. However, from time to time, the Compensation Committee grants special awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made in the form of participation in a Long-Term Share Ownership Plan. These special awards assist the Corporation in retaining key employees who have the potential to add value to the Corporation over the longer term.

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to the Corporation’s Long-Term Share Ownership Plans but a larger percentage of their total compensation is in the form of Base Salary and Bonus awards in recognition of their personal needs and to be competitive within the alternative asset management industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within the Corporation, they have the opportunity to receive their annual Bonus in DSUs instead of cash under the Corporation’s Deferred Share Unit Plan (as defined on page 59 of this Circular) or Restricted Shares under the Corporation’s Restricted Stock Plan. This enables executives to increase their ownership interest in the Corporation over time.

The following table provides an overview of each of the elements of compensation, followed by further details related to the Corporation’s Bonus and Long-Term Share Ownership Plans.

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Element	Purpose	How Determined

Base Salary

•   Deliver the only form of fixed compensation

•   CEO Base Salary is similar to other Executive Officers, subject to cost of living differentials between employment locations

•   Not intended to be the most significant component of an executive’s compensation

• Base Salaries for senior and other executives are reviewed annually to reflect the relative experience and contribution of each executive

Annual Management Incentive

Plan (Bonus)

Maximum target annual incentive is 100% of Base Salary (There is a detailed description of the plan on page 58 and 2020 awards are outlined on page 64 of this Circular)

•   Motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with the Corporation’s long-term focus

•   Foster a team-based approach to meeting long-term objectives

•   Not intended to be the most significant component of an executive’s compensation

•   Executives may elect to take bonuses in the form of DSUs or Restricted Shares

•   Annual cash bonuses are discretionary, based on individual, team and corporate performance

•   Awards are based on performance and consider the specific operational and individual annual performance targets, but are not formulaic

Long-Term Share Ownership Plans (There is a detailed description of each of the plans on page 59 to 60 and 2020 awards are also outlined on pages 59 to 60 of this Circular)

•   Align the executive’s interests with those of the Corporation’s shareholders

•   Foster a team-based approach to meeting long-term objectives

•   Enable participants to create personal wealth through an increase in the value of the Corporation’s shares

•   Motivate executives to improve the Corporation’s long-term financial success

•   Intended to be the most significant component of an executive’s compensation

•   The Corporation currently operates three Long-Term Share Ownership Plans and executives receive their long-term incentive awards in one of the following Plans:

1.  Management Share Option Plans (“MSOPs”)

2.  Deferred Share Unit Plans

3.  Restricted Stock Plans

•   Restricted Stock Plan

•   Escrowed Stock Plan

•   Annual participation in each plan is dependent on the business unit and the level of the executive

•   Named Executive Officers receive their long-term incentive award in the form of Escrowed Shares under the Escrowed Stock Plan

Group Benefits Health Insurance	• Provide health and dental benefits and life and disability insurance coverage	• All employees, including the Named Executive Officers, are eligible to participate in health, dental and insurance plans which vary by location

Retirement Savings Plan	• Provide tax deferred retirement savings

•   All employees, including the Named Executive Officers are eligible to receive an annual contribution to a registered retirement savings plan equivalent to a nominal percentage of Base Salary based on local market practice. The percentage is the same for all executives

•   There are no defined benefit pension plans in place for the Named Executive Officers or any other executives

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Annual Management Incentive Plan (“Bonus Plan”)

The Corporation believes that, given its focus on the long-term when making decisions, the impact of which is difficult to assess in the short-term, a heavy emphasis on annual incentives and a formulaic calculation of awards based on the achievement of annual operational or individual performance targets may not appropriately reflect decisions that are fully aligned with the long-term strategy of the Corporation. Accordingly, the awards made under the Bonus Plan typically represents less than 15% of an Executive Officer’s total compensation.

The Compensation Committee believes that its ability to exercise discretion and judgment is critical to ensuring that annual incentives reflect the assessment of risk in the decisions and actions taken by management and consider unexpected circumstances or events that have occurred during the year. Accordingly, for the Executive Officers, including the Named Executive Officers, the Compensation Committee starts with a review of the management team’s collective performance in meeting the broader business plan objectives. These objectives include both short-term operational goals and objectives related to the implementation of the long-term business strategy. Given the emphasis on long-term value creation, it is not unusual for some of the objectives set at the beginning of the year to change during the year. Each year, the Compensation Committee reviews:

•	the accomplishments during the year;

•	why certain objectives were not met or certain actions were not undertaken; and

•	additional initiatives undertaken by management, which were not contemplated in the initial objectives.

Accordingly, annual incentive awards are determined based on the Compensation Committee’s:

•

assessment of management’s decisions and actions and how those decisions and actions align with the Corporation’s long-term strategy of value creation and how management considered the risks associated with such decisions; and

•	determination of whether any objectives were not met because management made decisions in the best long-term interests of the Corporation or due to factors outside of management’s control.

Mr. Flatt has not received a Bonus since 2016; his compensation structure includes a Base Salary and Long-Term Share Ownership award only, further reinforcing a focus on long-term decision-making. In addition, given the Corporation’s view that a team-based approach is fundamental to meeting its long-term objectives, the Bonus Plan awards for the Named Executive Officers tend to be similar in amount and typically do not fluctuate significantly from year to year.

For other executives, the incentive award is based more on the performance of the individual executive (as measured by the achievement of specific objectives) and less on collective performance.

Long-Term Share Ownership Awards

The Corporation’s long-term share ownership plans are intended to:

•	Encourage share ownership;

•	Increase executives’ interest in the success of the Corporation;

•	Encourage executives to remain with the Corporation as a result of the delayed vesting of awards; and

•	Attract new members of management by remaining competitive in terms of total compensation arrangements.

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The Corporation has three types of Long-Term Share Ownership Plans. Awards are made under the following plans:

Award	Key Terms	Basis for Award
Option Plan
2009, 2012, 2016 and 2019 Management Share Option Plans (collectively, the “MSOPs”) (a)

Options to purchase Class A Shares (“options”) which are settled in Class A Shares

The MSOPs are administered by the Board and described in detail under “Security-Based Compensation Arrangements” on pages 71 to 76 of this Circular

•   10 year term

•   Each award vests 20% per year over five years in arrears

•   No entitlement to dividends

•   Exercise price based on the volume-weighted average price of a Class A Share for the five business days preceding the grant date

•   Generally granted in the first quarter of each year as part of the annual compensation review (b):

○    Number of options is determined based on executive’s level of responsibility and performance

○    Consideration is given to the number and value of previous option awards

•   Also granted:

○    From time to time as special awards to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

○   In certain circumstances, to executives commencing employment with the Corporation

•   The CEO recommends all awards to the Compensation Committee

•   The Compensation Committee recommends the award for the CEO

•   The Board, at the recommendation of the Compensation Committee, approves all awards

2020 Awards

In 2020, the Corporation granted a total of 3,340,925 options under the MSOPs, representing approximately 0.21% of the Corporation’s Class A Shares on a fully diluted basis (0.5% in 2019 and 0.5% in 2018).

In total during 2020, 7.6 million options with an aggregate in-the-money value of $166.0 million were disposed of or exercised. The options disposed of or exercised during 2020 by the Named Executive Officers, other Executive Officers and senior members of the Corporation were outstanding for approximately eight years on average. The length of time options are held by executives demonstrates an alignment of interests with shareholders.
The Deferred Share Unit Plan (“DSUP”)
Deferred Share Unit Plan

Settled by a cash payment equal to the value of the Corporation’s Class A Shares

•   Vesting period over five years in arrears

•   DSUs awarded in lieu of an annual cash bonus vest immediately

•   Only redeemed for cash upon cessation of employment through retirement, resignation, termination or death

•   Dividends are received in the form of additional DSUs

•   Annual cash bonus taken in the form of DSUs at the executive’s election

•   A mandatory deferral of a cash bonus in certain businesses

•   Special awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

2020 Awards In 2020, the Corporation awarded a total of 75,665 DSUs in lieu of cash bonuses.

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Award	Key Terms	Basis for Award
Restricted Stock Plans
Restricted Stock Plan

Class A Shares purchased on the open market subject to certain restrictions (“Restricted Shares”)

•   Vesting period over five years

•   Restricted Shares awarded in lieu of an annual cash bonus vest immediately

•   Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date)

•   Dividends are received in the form of cash, unless otherwise elected

•   Annual cash bonus taken in the form of Restricted Shares at the executive’s election

•   A mandatory deferral of a cash bonus in certain businesses

•   Special awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

•   Occasionally awarded as long-term incentives

2020 Awards
In respect of 2020, the Corporation granted a total of 974,176 Restricted Shares.
Escrowed Stock Plan

Non-Voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”). Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation on the open market. Regular dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation.

•   Typically vest 20% each year commencing on the first anniversary of the date of the award

•   Must generally be held until the fifth anniversary of the award date

•   Right to exchange Escrowed Shares for Class A Shares issued from treasury no later than the 10th anniversary of the award date

•   The Class A Shares acquired by an Escrowed Company will not be voted

•   The Class A Shares acquired by the Escrowed Companies are purchased in the open market, thereby limiting dilution for shareholders

•   Generally awarded in the first quarter of each year as part of the annual compensation review and only to the Executive Officers and certain senior management (b)

•   The CEO recommends all awards to the Compensation Committee

•   The Compensation Committee recommends the award for the CEO

•   The Board, at the recommendation of the Compensation Committee, approves all awards

2020 Awards In 2020, the Corporation granted a total of 3,840,975 million Escrowed Shares and 5,252,311 Class A Shares were issued under the Escrowed Stock Plan.

(a)

In certain jurisdictions outside of North America, options are awarded under the Global Management Option Plan (“GMOP”). The terms and conditions of this plan are identical to the MSOPs with the exception that these options are settled by a cash payment equal to the increase in the value of the Corporation’s Class A Shares. In 2020, no options were granted under the GMOP, and there were 1,176,225 options exercised thereunder

(b)

For corporate executives, the annual long-term incentive award is typically in the form of options, Escrowed Shares or occasionally Restricted Shares. The number of options, Escrowed Shares or Restricted Shares awarded is dependent on the executive’s annual target (the “Target”). The Target is a function of the executive’s role, level and contribution. Accordingly, an individual’s Target typically increases over time. The number of options or Escrowed Shares awarded to an executive is calculated as (i) the Target divided by (ii) the price of the Class A Shares at the time the award is determined. In certain circumstances, awards in excess of the Target are granted to executives who have taken on additional responsibility, or who have consistently performed at a high level.

Key Policies and Practices to Support Alignment

The Compensation Committee establishes compensation programs that incorporate leading compensation governance principles. Highlighted below are some of the Corporation’s executive compensation policies and practices that are designed to (i) encourage executives to consider the risks associated with their decisions, (ii) minimize the risk that executives are rewarded in the short-term for actions which are detrimental in the long-term, and (iii) reinforce the alignment of the interests of management with the long-term interests of shareholders.

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The following table outlines the Corporation’s policies and practices which incorporate leading compensation governance principles:

Policies and Practices:

✓ Require senior management to own a significant interest in the Corporation

✓ Require Executive Officers to hold for at least one year, an interest in Class A Shares equal to the net proceeds realized on exercise of options

✓ Provide for reimbursement of incentive and equity-based compensation in the event of restatements or detrimental conduct

✓ Require long-term incentives to vest over five years

✓ Termination provisions generally require departing executives to forfeit unvested awards

✓ Do not provide defined benefit pension plans for any executives

✓ Restrict hedging of shares or share-based incentives

Share Ownership Guidelines

The Corporation’s Executive Officers, which includes its named executive officers, are required to hold Class A Shares, DSUs, Restricted Shares or other equity securities that own underlying Class A Shares with a value equal to five times Base Salary, based on the market value of the securities held, and which must be attained within five years of being designated as Executive Officers. As at April 23, 2021, all of the Executive Officers and Named Executive Officers who are required to have met the share ownership requirement have done so. Any Executive Officer who has not yet met the ownership requirement remains on track to fulfill the ownership requirement within the applicable timeframe.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

Pursuant to the Corporation’s Clawback Policy (the “Clawback Policy”), Executive Officers may be required to pay the Corporation an amount equal to some or all of any cash payments or equity awards granted or paid to an Executive Officer under the terms of any of the Corporation’s incentive compensation or long-term incentives plans (collectively, “Awards”). This payment may be required in the event an Executive Officer is determined to have engaged in conduct which the Compensation Committee determines is detrimental to the Corporation. The Compensation Committee has full and final authority to make all determinations under the Clawback Policy including, without limitation, whether the Clawback Policy applies and if so, the amount of compensation to be repaid or forfeited by the Executive Officer. In order to protect the Corporation’s reputation and competitive ability, Executive Officers may be required to make such a payment if they engage in conduct that is detrimental to the Corporation during or after the cessation of their employment with the Corporation. Detrimental conduct includes any conduct or activity, whether or not related to the business of the Corporation, that is determined in individual cases by the Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other illegal activity; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of the Corporation’s Code of Business Conduct & Ethics; or (iv) material violations of the Corporation’s Positive Work Environment Policy (including the sexual harassment related provisions thereof). The Clawback Policy relates to any Awards received: (i) on or after the date the Executive Officer is determined to have engaged in detrimental conduct; and/or (ii) the two (2) year period prior to the date the Executive Officer is determined to have engaged in detrimental conduct. Where it is determined that the Executive Officer engaged in detrimental conduct, the Compensation Committee will have the ability to: (i) require the Executive Officer to re-pay any Award paid to the Executive Officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised, to the Executive Officer; and/or (iii) require the Executive Officer to re-pay the cash value realized by the Executive Officer on any Award that has already vested to the Executive Officer. Awards include all plans under which cash payments or equity awards granted or paid are currently being made (DSUs, Escrowed Shares and Restricted Shares) or any plans which are no longer operating but still have outstanding awards (RSUs).

Hedging of Economic Risks for Personal Equity Ownership

All executives are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive in Class A Shares, including their participation in Long-Term Share Ownership Plans. Under limited circumstances, an executive may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by such executive, but only to the extent that the transaction (i) is executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO and CFO and, if appropriate, the Compensation Committee; and (iii) is in respect of interests directly or indirectly held by such individual in excess of the interests that such individual is required to hold under the Share Ownership Guidelines. To date, no executive has hedged the economic value of their direct or indirect interests in the Corporation.

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Option Exercise Hold Periods During and Post-Employment

In order to minimize any possibility of executives opportunistically exercising options and selling the securities received at an inappropriate time, and to require share ownership post-employment, Executive Officers are required to continue to hold, for at least one year, an interest in Class A Shares equal to any net after-tax cash proceeds realized from the exercise of options. This requirement is distinct and in addition to any share ownership guidelines.

Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

The following table provides a summary of the termination provisions in the Corporation’s Long-Term Share Ownership Plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the Compensation Committee or the Board, depending on the circumstances.

Long-Term Share Ownership Plan Termination Provisions(a)

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of the Board)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days (b) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	All vested and unvested options are cancelled upon the close of business on the termination date.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death (b) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period Unvested shares are forfeited.

(a)	This table represents a summary of the termination provisions in the Long-Term Share Ownership Plans provided by the Corporation and should not be construed as the complete terms.
(b)	Up to but not beyond the expiry date of options.

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2020 Compensation Decisions

The Board has charged Mr. Flatt and his management team with expanding the global asset management business in a manner consistent with the creation of shareholder value over the long term. Mr. Flatt’s personal performance, as well as the performance of the Executive Officers, is reviewed each year by the Board and the Compensation Committee in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Each year, the CEO presents an annual business plan to the Board. The plan incorporates both short-term and long-term growth objectives. This annual business plan sets out the strategic direction of the Corporation, together with specific operational targets and objectives related to the implementation of the Corporation’s long-term business strategy. The targets and objectives are aggressive and, given the opportunistic and entrepreneurial nature of the organization, provide the Board with examples of various transactions and initiatives that management believes will create shareholder value over the long-term.

Mr. Flatt’s personal performance, as well as the performance of the Executive Officers, is reviewed each year and compared with the Corporation’s operational results and the achievement of the strategic objectives set out at the beginning of the year. The determination of annual incentive awards and long-term ownership awards is not formulaic but instead is entirely based on the Board’s assessment of the specific actions taken during the year by the team to implement the Corporation’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to unforeseen developments during the year.

Information Reviewed by the Compensation Committee

In February 2021, the Compensation Committee received a report detailing the compensation arrangements for the Executive Officers, including the Named Executive Officers. The report, which was prepared by the CEO, summarized the total 2020 compensation, including proposed annual incentive awards and Long-Term Share Ownership Plan awards as well as the proposed 2021 Base Salaries. The report also presented a wealth accumulation analysis, including the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and the options exercised during the year for each Executive Officer, including the Named Executive Officers.

The report included an analysis of the expected value of 2020 compensation awards to Named Executive Officers that would be paid under various performance results. The Compensation Committee determined that the resulting compensation was reasonable and appropriate based on the performance of the Corporation’s Class A Shares over a 10-year period.

The extent of equity ownership by all executives is an important consideration for the Compensation Committee. It demonstrates the extent to which executives will benefit from, and will be motivated to achieve, the long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by all executives. It also summarized the equity ownership by the most senior executives including Class A Shares held directly and indirectly as well as through Long-Term Share Ownership Plans, along with a summary of the tenure with the organization of each Executive Officer. The Compensation Committee determined that the significant level of equity ownership of the Executive Officers creates an alignment of interests to enhance shareholder value over the longer term.

In addition, the report contained a summary of regular and special option awards to all executives as recommended by the Executive Officers. The Compensation Committee has determined that these arrangements are reasonable and appropriate.

2020 Performance

The Compensation Committee considered the significant achievements by the Corporation in 2020 as outlined on page 52 of this Circular.

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2020 Incentive Awards

After considering these achievements, the Compensation Committee determined that management had advanced the long-term business strategy in a manner consistent with the creation of shareholder value over the longer term. Accordingly, the annual and long-term incentive awards for 2020 were as follows:

Named Executive Officer(a)	Annual Incentive	Long-Term Incentive Value
Bruce Flatt(b)	—	$5,785,100

Nicholas Goodman	$447,840	$2,788,000

Sachin Shah	$522,480	$4,182,000

Brian W. Kingston	$750,000	$3,485,000

Cyrus Madon(c)	$522,480	$3,485,000

Samuel J.B. Pollock(c)	$522,480	$3,485,000
(a)	Mr. Lawson was not eligible for annual or long-term incentive awards.
(b)	Mr. Flatt is not eligible for an annual incentive. His compensation consists of a Base Salary and an award under one of the Corporation’s long-term share ownership plans.
(c)	Messrs. Madon and Pollock elected to receive 100% of their annual incentive in the form of DSUs.

The Committee considered these awards to be aligned with the compensation approach of rewarding long-term value creation and consistent with the Corporation’s compensation philosophy of providing a significant portion of executive compensation in the form of long-term equity-based awards.

The Canadian Named Executive Officers also received an annual contribution to a retirement savings plan based on a percentage of Base Salary, which for 2020 was 4.5% of Base Salary for Messrs. Goodman, Lawson, Shah, Madon and Pollock, subject to the annual RRSP contribution limit established by the Canada Revenue Agency. Mr. Flatt receives an annual contribution equivalent to 7.5% of Base Salary in the 2019/2020 tax year. The Named Executive Officers’ participation in these retirement savings plans is on the same basis as all other employees of the Corporation subject to geographic and market differentials, and they do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. As a result, the Corporation has no post-employment obligation to provide pension, medical or other employee benefits to the Named Executive Officers.

Named Executive Officer Compensation Mix(a)

On average, approximately 76% of the value of compensation awarded to our Named Executive Officers for 2020, excluding Mr. Flatt, is in the form of long-term incentive awards. Approximately 88% of the value of compensation awarded to Mr. Flatt for 2020 is in the form of long-term share ownership awards. The actual value of this compensation, which is earned over time, depends upon the performance of the Corporation’s Class A Shares. The compensation mix for the Named Executive Officers, in 2020 and over the last five years, is set out in the table below.

	Annual Management Incentive

	Base Salary	Cash Bonus	DSUs / Restricted Shares	Long-Term Share Ownership	Percentage of Compensation at Risk
2020

Chief Executive Officer	12%	—	—	88%	88%

Other Named Executive Officers	12%	7%	5%	76%	80%
Five Years (2016 – 2020)

Chief Executive Officer	12%	—	2%	86%	88%

Other Named Executive Officers	11%	5%	5%	79%	84%
(a)	The Base Salary and cash bonus paid in each financial year were converted from C$ and GBP£ using the average Bloomberg exchange rate each year, where applicable.

Details of the components of the compensation paid to Mr. Flatt and the other Named Executive Officers for 2018, 2019 and 2020 are set out in the Summary Compensation Table on page 68 of this Circular.

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Five Year Compensation Review – Chief Executive Officer

In fiscal years 2016 through 2020 inclusive, Mr. Flatt received a Base Salary of $724,000 on average per year. Base salary is the only cash compensation awarded to Mr. Flatt during that period.

Participation in the Corporation’s long-term share ownership plans, which are based on the performance of the Corporation’s Class A Shares, represented 87% of the value of the total compensation awarded to Mr. Flatt over the last five years.

The following table sets out the actual value of the total compensation awarded to Mr. Flatt over the last five years based on the value of a Class A Share as at December 31, 2020. Performance of the Class A Shares over the last five years on the TSX and NYSE can be found on pages 66 and 67 of this Circular.

Total Cumulative Chief Executive Officer Compensation for Fiscal Years 2016 – 2020

	Total Compensation Fiscal Years 2016 – 2020 ($)

Cash Compensation Paid		3,620,400

Long-Term Share Ownership Plan Awards (a):

Value upon Award (b)	25,789,850

Market Appreciation (c)	33,647,202

DSUs and Escrowed Shares (a)		59,437,052

Benefits and Perquisites

Other Compensation (d)		205,385
Total Cumulative Compensation 2016 – 2020		63,262,837

Average Annual Compensation at award value		5,923,127
Value of Compensation including share appreciation		12,652,567

(a)	These values include DSUs and Escrowed Shares granted during the five-year period from January 1, 2016 to December 31, 2020 of Mr. Flatt’s tenure as CEO. DSUs are not redeemable until retirement.
(b)

The value of the DSUs are calculated based on the closing price of a Class A Share on the effective date of the award. The value of the Escrowed Shares is based on the stock market price of the Class A Shares at the time of the award and considers the potential increase in value based on a hold of 7.5 years, and the volatility, risk free rate and dividend growth rate at the time of the award.

(c)

The market appreciation for the DSUs is calculated as (i) the value of the DSUs (including the additional DSUs received under the dividend reinvestment program) using the closing price of a Class A Share on the TSX on December 31, 2020 of $41.32 (C$52.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7853) or on the NYSE on December 31, 2020 of $41.27, as applicable, less (ii) the Value upon Award as described in note (b) above. The market appreciation for the Escrowed Shares is calculated as (i) the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company on the date of the award less (ii) the value of the Escrowed Shares on the date of the Award as described in note (b) above.

(d)

Other compensation paid in the financial year includes RRSP contributions in 2016 and contributions under the UK plan in 2017 to 2020. The value has been converted from C$ and GBP£ using the average Bloomberg exchange rate for that year, where applicable.

Chief Executive Officer Ownership Interests in the Corporation

Consistent with the Corporation’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his 31 years with the Corporation, accumulated a number of ownership interests in the Corporation in the form of DSUs, RSUs, Restricted Shares and Escrowed Shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a number of Class A Shares of the Corporation. These ownership interests are held both directly and through ownership in Partners Limited and PVI (see “Principal Holders of Voting Shares” on page 7 of this Circular).

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Class A Share Performance Graphs

The following graphs detail the share performance of the Corporation’s Class A Shares on the TSX and NYSE.

The total return on the NYSE for the period from January 1, 2016 to December 31, 2020 has been 100%. Total average compensation for the Named Executive Officers has increased by approximately 30% in aggregate from 2016 to 2020.

TSX (Symbol: BAM.A)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

Five-Year Cumulative Total Return on C$100 Investment Assuming Dividends are Reinvested

December 31, 2015 – December 31, 2020

	2015	2016	2017	2018	2019	2020
Class A Limited voting shares (BAM.A)	100	103.1	127.7	122.1	175.1	184.2
S&P/TSX Composite Total Return Index	100	121.1	132.1	120.3	147.8	156.1

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NYSE (Symbol: BAM)

The following shows the cumulative total shareholder return for the Corporation’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

Five-Year Cumulative Total Return on US$100 Investment Assuming Dividends are Reinvested

December 31, 2015 - December 31, 2020

	2015	2016	2017	2018	2019	2020
Class A Limited voting shares (BAM.A)	100	106.5	140.9	124.1	187	200.3
NYSE Composite Total Return Index	100	112.1	133.3	121.5	152.8	163.7

Ratio of Named Executive Officer Compensation to Funds from Operations

The following table illustrates the total compensation awarded to the Named Executive Officers for 2020 as a percentage of FFO:

	2020	2019	2018
Aggregate Named Executive Officer Compensation (a) (b)	$29,678,837	$35,243,418	$19,235,681
As a Percentage of FFO (c)	0.6%	0.8%	0.4%

(a)	Aggregate Named Executive Officer Compensation for 2018, 2019 and 2020 is based on five, six and six Named Executive Officers respectively.
(b)	Aggregate Named Executive Officer Compensation is defined as the Total Compensation as it appears in the Summary Compensation Table on page 68 of this Circular.
(c)

FFO totalled $5.180 billion, $4.189 billion and $4.401 billion in 2020, 2019 and 2018, respectively (see pages 115 to 120 of the Annual Report for further information on the non-IFRS measure “Funds From Operations”).

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Compensation of Named Executive Officers

The table that follows sets out the compensation paid to the Named Executive Officers for the years ended December 31, 2020, 2019 and 2018.

Summary Compensation Table

		Annual Incentive (b) (f)

Name and Principal Position	Year	Annual Base Salary ($)	Annual Incentive Cash ($)	DSUs (c) ($)	Escrowed Shares / Options (d) ($)	All Other Compensation (e) ($)	Total Compensation ($)
Bruce Flatt	2020	770,400	—	—	5,785,100	57,780	6,613,280
Managing Partner and CEO	2019 2018	750,000 750,000	— —	— —	5,775,450 4,132,800	53,438 37,500	6,578,888 4,920,300
Nicholas Goodman	2020	447,840	447,840	—	2,788,000	26,256	3,709,936
Managing Partner and CFO (a)	2019 2018	373,200 298,560	373,200 1,194,240	— —	8,626,125 1,023,442	23,369 19,421	9,395,894 2,535,663
Sachin Shah	2020	522,480	522,480	—	4,182,000	30,340	5,257,300
Managing Partner & CIO	2019 2018	447,840 447,840	223,920 —	223,920 447,840	12,134,000 2,870,000	27,965 24,112	13,057,645 3,789,792
Brian W. Kingston	2020	750,000	750,000	—	3,485,000	—	4,985,000
Managing Partner	2019 2018	750,000 750,000	750,000 750,000	— —	4,155,000 2,870,000	— —	5,655,000 4,370,000
Cyrus Madon	2020	522,480	—	522,480	3,485,000	26,700	4,556,660
Managing Partner	2019 2018	447,840 447,840	— —	447,840 447,840	2,872,000 2,870,000	26,355 27,780	3,794,035 3,793,460
Samuel J.B. Pollock	2020	522,480	—	522,480	3,485,000	26,700	4,556,660
Managing Partner	2019 2018	447,840 447,840	— —	447,840 447,840	2,872,000 2,870,000	28,562 27,780	3,796,242 3,793,460

(a)

Mr. Goodman was appointed to Chief Financial Officer effective February 25, 2020. Prior to February 25, 2020, the CFO role was filled by Mr. Brian D. Lawson who was appointed to Vice Chair effective February 25, 2020. Mr. Lawson’s compensation is as follows:

	Annual Base Salary ($)	Annual Incentive Cash ($)	Annual Incentive (DSUs $)	Escrowed Shares / Options ($)	All Other Compensation ($)	Total Compensation ($)

2020	447,840	—	—	—	27,999	475,839
		—
2019	447,840		447,840	1,436,000	29,930	2,361,610
		—
2018	447,840		447,840	1,435,000	27,780	2,358,460
(b)

Mr. Flatt’s compensation consists of an Annual Base Salary and Escrowed Shares. Each other Named Executive Officer is awarded an annual incentive which he can elect to receive in cash, DSUs or Restricted Shares. Two of the Named Executive Officers elected to receive the annual incentive in DSUs as outlined on page 64 of this Circular.

(c)

Reflects DSUs issued in lieu of a cash incentive, at the election of the individual. DSU awards in this column for 2020 were awarded effective on February 22, 2021. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7464. The number of DSUs awarded was based on a price of US$43.4264, the volume- weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.

(d)

The amounts for 2020 reflect grants of Escrowed Shares for all six Named Executive Officers. The value awarded under the Escrowed Stock Plan for annual grants is determined by the Board and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

(e)	These amounts include annual retirement savings contributions and participation in the executive medical program.
(f)

In order to provide for comparability with the Corporation’s financial statements, which are reported in U.S. dollars, all Canadian dollar and British pound compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7464 and GBP£1.00 = US$1.2838, which was the average exchange rate for 2020 as reported by Bloomberg, unless otherwise noted.

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Incentive Plan Awards

Four of the Named Executive Officers did not receive any annual cash incentive award in respect of 2020. Mr. Flatt is not eligible for an annual cash incentive award; he receives an Annual Base Salary and Escrowed Shares. Messrs. Pollock and Madon are eligible for an annual incentive but instead elected to receive their entire annual incentive amounts in the form of DSUs. On February 25, 2020, Mr. Lawson transitioned to Vice Chair and is no longer eligible for an annual cash incentive award. The Corporation has no long-term non-equity incentive plan programs. The following four tables show, for each Named Executive Officer (i) outstanding vested and unvested options and RSU awards at December 31, 2020, (ii) unvested Escrowed Shares, Restricted Shares and DSUs and the market value of vested and unvested Escrowed Shares, Restricted Shares and DSUs at December 31, 2020, and (iii) the value of all option and share-based awards which vested during 2020.

Outstanding Option and Share-Based Awards at December 31, 2020

Options

		Options
Name and Principal Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2020 (c) ($)
Nicholas Goodman	16,875	17.84	February 24, 2024	395,305
Managing Partner and CFO	8,100	24.22	February 23, 2025	138,136
	45,000	24.22	February 23, 2025	767,421
	18,000	22.50	November 22, 2025	337,860
	9,000	20.39	February 22, 2026	187,915
	25,800	24.59	February 16, 2027	430,393
	72,000	24.59	February 16, 2027	1,201,097
	45,000	26.93	February 25, 2028	645,471
	150,000	26.93	February 25, 2028	2,151,570
	267,450	29.48	February 25, 2029	3,152,380

	657,225			9,407,547
Brian W. Kingston	1,125,000	16.81	February 25, 2023	27,518,625
Managing Partner	1,125,000	17.84	February 24, 2024	26,353,688
	1,125,000	24.22	February 23, 2025	19,185,525
	1,050,000	20.39	February 22, 2026	21,923,370
	900,000	24.59	February 16, 2027	15,013,710
	5,325,000			109,994,918

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Restricted Share Units

	Restricted Share Units (RSUs) (a)
	Number of Restricted Share Units	Issuance Price (b)	Market Value at December 31, 2020 (c)
Name and Principal Position	(#)	($)	($)
Bruce Flatt	885,938	3.08	33,878,903
Managing Partner and	1,017,828	4.66	37,311,035
CEO	607,500	7.13	20,774,193
	2,511,266		91,964,131
Brian D. Lawson	632,812	3.08	24,199,210
Vice Chair	1,017,828	4.66	37,311,035
	607,500	7.13	20,774,193
	2,258,141		82,284,438
Cyrus Madon	2,100,730	4.66	77,007,491
Managing Partner
Samuel J.B. Pollock	506,250	3.08	19,359,375
Managing Partner	1,017,828	4.66	37,311,035
	607,500	7.13	20,774,193
	2,131,579		77,444,603

(a)

The Restricted Share Unit Plan is no longer active. There have been no awards since 2005. Outstanding awards are redeemable for a cash payment only upon retirement, resignation, termination or death and have no expiration date.

(b)	The RSU issuance price is in Canadian dollars and is presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2020 of C$1.00 = US$0.7853.
(c)

The market value of the options and the RSUs is the amount by which the closing price of the Corporation’s Class A Shares on December 31, 2020 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a Class A Share on December 31, 2020 on the TSX and on the NYSE, as applicable. The closing price of a Class A Share on the TSX on December 31, 2020 was $41.32 (C$52.62, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7853) and on the NYSE was $41.27, as applicable.

Escrowed Shares, Restricted Shares and Deferred Share Units

	Escrowed Shares			Share-Based Awards (a) Restricted Shares (RSs)			Deferred Share Units (DSUs)

	Number of Unvested Escrowed Shares	Market Value of Unvested Escrowed Shares (b)	Market Value of Vested Escrowed Shares (b)	Number of Unvested RSs	Market Value of Unvested RSs (c)	Market Value of Vested RSs (c)	Number of Unvested DSUs	Market Value of Unvested DSUs (c)	Market Value of Vested DSUs (c)
Name(d)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Bruce Flatt	3,339,000	31,713,291	22,737,611	—	—	—	—	—	59,727,792
Nicholas Goodman	1,125,000	3,992,051	—	8,798	363,538	150,805	—	—	—
Sachin Shah	4,110,000	34,452,006	26,822,754	—	—	—	—	—	10,470,664
Brian W. Kingston	2,160,000	18,690,558	9,513,672	—	—	—	—	—	27,298,003
Cyrus Madon(e)	2,610,000	30,695,514	47,258,586	—	—	11,320,586	—	—	39,685,114
Samuel J.B. Pollock(f)	2,475,000	28,759,101	45,967,644	—	—	—	—	—	54,448,125

(a)	The values do not include the most recent Escrowed Share, Restricted Share and DSU awards made to the Named Executive Officers on February 22, 2021.
(b)	The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.
(c)

Values are calculated using the closing price of a Class A Share on the TSX on December 31, 2020 of $41.32 (C$52.62 , converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.7853) and $41.27 on the NYSE, as applicable.

(d)

Mr. Goodman was appointed to Chief Financial Officer effective February 25, 2020. Prior to February 25, 2020, the CFO role was filled by Mr. Brian D. Lawson who was appointed to Vice Chair effective February 25, 2020. Mr. Lawson’s Escrowed Shares, Restricted Shares and Deferred Share Units are as follows:

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		Escrowed Shares		Share-Based Awards (a) Restricted Shares (RSs)			Deferred Share Units (DSUs)

	Number of Unvested Escrowed Shares	Market Value of Unvested Escrowed Shares (b)	Market Value of Vested Escrowed Shares (b)	Number of Unvested RSs	Market Value of Unvested RSs (c)	Market Value of Vested RSs (c)	Number of Unvested DSUs	Market Value of Unvested DSUs (c)	Market Value of Vested DSUs (c)
	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Brian D. Lawson	1,162,500	13,233,623	45,987,116	—	—	—	—	—	62,645,579

(e)

The market value of vested DSUs includes $5,478,737 representing the value of Mr. Madon’s vested private equity DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Partners Funds as disclosed in the audited financial statements of the fund.

(f)

The market value of vested DSUs includes $4,115,312 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Americas Infrastructure Funds as disclosed in the audited financial statements of the fund.

Option and Share-Based Awards Vested During 2020

	Value Vested During 2020 (a)
Named Executive Officer	Options (b) ($)	DSUs (c) ($)	Restricted Shares ($)	Escrowed Shares ($)
Bruce Flatt	—	—	—	11,373,750
Nicholas Goodman	2,514,402	—	101,622	—
Brian D. Lawson	—	438,511	153,901	7,757,727
Sachin Shah	—	219,255	—	15,195,972
Brian W. Kingston	12,984,471	—	—	6,120,846
Cyrus Madon	—	1,045,015	237,975	17,286,996
Samuel J.B. Pollock	—	1,481,825	153,901	16,592,025

(a)

All values are calculated using the closing price of a Class A Share on the vesting date on the TSX and NYSE, as applicable, and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2020 of C$1.00 = US$0.7464. The value of the Escrowed Shares is equal to the value of the Class A Share held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(b)	The value represents the amount by which the value of the Corporation’s Class A Shares exceeded the exercise price on the day the options vested.
(c)	Values in this column represent the value of DSUs vested in 2020, including DSUs awarded on February 24, 2020 in lieu of the cash incentive related to performance in 2019.

Security-Based Compensation Arrangements

The Corporation’s only current security-based compensation arrangements are its MSOPs and its Escrowed Stock Plan.

2009 Management Share Option Plan

The 2009 Management Share Option Plan (the “2009 Plan”) was approved by the Board in February 2009 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 5, 2009. The 2009 Plan provides for the issuance of 33,750,000 Class A Shares (representing approximately 2.1% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2020) of which options to acquire 4,021,646 Class A Shares (representing approximately 0.3% of the Corporation’s issued and outstanding Class A Shares) had been granted but not yet exercised as at December 31, 2020. Following the approval of the 2016 Plan, as defined below, by the Corporation’s shareholders in June 2016, the Corporation decided not to grant any further options under the 2009 Plan.

2012 Management Share Option Plan

The 2012 Management Share Option Plan (the “2012 Plan”) was approved by the Board in February 2012 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 10, 2012. The 2012 Plan provides for the issuance of 33,750,000 Class A Shares (representing approximately 2.1% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2020) of which options to acquire 26,721,236 Class A Shares (representing approximately 1.7% of the Corporation’s issued and outstanding Class A Shares) have been granted but not exercised as at December 31, 2020. Following the approval of the 2019 Plan, as defined below, by the Corporation’s shareholders in June 2019, the Corporation decided not to grant any further options under the 2012 Plan.

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2016 Management Share Option Plan

The 2016 Management Share Option Plan (the “2016 Plan”) was approved by the Board on February 11, 2016 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on June 17, 2016. The 2016 Plan provides for the issuance of 22,500,000 Class A Shares (representing approximately 1.4% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2020). Options to acquire 16,624,405 Class A Shares have been granted but not exercised and 5,785,147 Class A Shares options are available for grant, representing approximately 1.1% and 0.37%, respectively, of the Corporation’s issued and outstanding Class A Shares as at December 31, 2020.

2019 Management Share Option Plan

The 2019 Management Share Option Plan (the “2019 Plan”) was approved by the Board on February 13, 2019 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholder held on June 14, 2019. The 2019 Plan provides for the issuance of 22,500,000 Class A Shares (representing approximately 1.4% of the Corporation’s issued and outstanding Class A Shares as at December 31, 2020). No options to acquire Class A Shares under the 2019 Plan have been granted.

General Terms of Option Plans

The Board establishes the exercise price of each option at the time it is granted, which may not be less than the volume-weighted average price of a Class A Share on the NYSE for the five trading days preceding the effective grant date. If options are approved during a blackout period, the effective grant date may not be less than six business days after the blackout ends.

The following is a summary of the other key provisions of the 2009 Plan, the 2012 Plan, the 2016 Plan and the 2019 Plan (collectively, the “Option Plans”). Employees, officers and consultants of the Corporation and its affiliates and others designated by the Board are eligible to participate in the Option Plans. Non-employee directors are not eligible to participate in the Option Plans. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. The Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each option grant, which may not exceed 10 years, except where the expiry date falls during or shortly after a blackout period, in which case the expiry date is 10 days after the blackout period ends.

The Option Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised by, and all unvested options are cancelled on, a participant’s termination date, except as follows: in the event of termination by the Corporation for reasons other than cause or due to a continuous leave of absence as a result of a disability, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death. No incremental entitlements are triggered by a change in control of the Corporation under the Option Plans.

The Option Plans permit participants to exercise vested options in exchange for a number of Class A Shares equivalent in value to (i) the aggregate fair market value of the Class A Shares underlying the options on the exercise date over the aggregate exercise price of the options, less (ii) applicable withholding taxes (only to the extent such taxes have not otherwise been satisfied by the participant). This provides for a reduction in shareholder dilution upon the exercise of options using this feature.

Amendments to the 2009 Plan, 2012 Plan, 2016 Plan and 2019 Plan

The 2009 Plan, 2012 Plan, 2016 Plan and 2019 Plan, were amended by the Board in 2020 following the three-for-two stock split of the Class A Shares on April 1, 2020. The maximum number of Class A Shares that may be reserved under the Plan was adjusted to reflect the stock split. These amendments did not require shareholder approval pursuant to the amendment provisions of the 2009 Plan, 2012 Plan, 2016 Plan and 2019 Plan.

Procedure for Amending Option Plans

The Option Plans contain an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the Option Plans, that lengthens the period of time after a

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blackout period during which options may be exercised, results in the exercise price being lower than fair market value of a Class A Share at the date of grant, reduces the exercise price or any cancellation and reissuance of an option which would be considered a repricing under TSX rules, expands insider participation, extends the term of an option beyond its expiry date, adds a provision which results in participants receiving shares for no consideration (other than the 2016 Plan or the 2019 Plan) or other amendments required by law to be approved by shareholders. The 2016 Plan and 2019 Plan also require shareholder approval for any amendment which would permit options    to be transferable or assignable other than for normal estate planning purposes, any amendment to the amendment provisions, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors on a discretionary basis and any amendment to remove or exceed the insider participation limit. Shareholder approval is not required for any amendment to the Option Plans or any option that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Class A Shares from the Option Plan reserve, and to suspend or terminate an Option Plan.

Other Features of the Option Plans

The Corporation does not provide any financial assistance to plan participants to facilitate the purchase of Class A Shares issued pursuant to the exercise of options under the Option Plans. Options granted under the Option Plans may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in its discretion.

The Board, on the recommendation of the Compensation Committee, approves all option awards. The Compensation Committee recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the Compensation Committee.

The Corporation has established a number of policies related to its long-term share ownership plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Key Policies and Practices to Support Alignment” on pages 60 and 61 of this Circular.

The Escrowed Stock Plan

The Escrowed Stock Plan was approved by the Board in February 2011 and by holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 11, 2011. The Escrowed Stock Plan governs the award of Escrowed Shares of one or more Escrowed Company to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to the Corporation for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares of the Corporation in the open market. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by the Corporation. The Class A Shares acquired by an Escrowed Company will not be voted.

Except as otherwise determined by the Board, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares that are between five years (or in the case of U.S. and Brazil participants, one year) and 10 years after the initial grant, the vested Escrowed Shares will be acquired by the Corporation in exchange for the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the Class A Shares held by the Escrowed Company since the grant date of the Escrowed Shares, based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange. Participants are not permitted to exchange Escrowed Shares during a blackout period, except with the consent of the Board. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, the Escrowed Company will be wound up or merged into the Corporation and the Corporation will cancel at least that number of Class A Shares held by the Escrowed Company that is equivalent to the number of Class A Shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges.

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A maximum of 13,500,000 Class A Shares may be issued under the Escrowed Stock Plan, representing less than 1% of the Corporation’s issued and outstanding Class A Shares. When Class A Shares are issued in exchange for Escrowed Shares, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. On the wind-up or merger of an Escrowed Company, the number of Class A Shares held by the Escrowed Company that are cancelled in respect of Class A Shares previously issued by the Corporation in exchange for Escrowed Shares will be added back to the number of Class A Shares available for future issuance under the Escrowed Stock Plan. The Escrowed Stock Plan also provides that when Class A Shares are issued in exchange for Escrowed Shares and immediately thereafter the Escrowed Company is wound up or merged into the Corporation and the Class A Shares held by it are cancelled, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will not be reduced. 11,663,764 Class A Shares (representing 0.74% of Class A Shares outstanding) have been issued under the Escrowed Stock Plan and 7,008,628 Class A Shares (representing 0.44% of the Corporation’s issued and outstanding Class A Shares) are available for future issuance as at December 31, 2020.

Eligibility for participation in the Escrowed Stock Plan is restricted to designated executives of the Corporation and its affiliates or any other persons designated by the Board. The number of Escrowed Shares to be granted to each participant is determined at the discretion of the Board, on the recommendation of the Compensation Committee. The Compensation Committee recommends the award of Escrowed Shares for the CEO. All other awards of Escrowed Shares are recommended by the CEO to the Compensation Committee. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of the Corporation’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. Aside from transfers to the Corporation (in the case of termination of employment, described in the table under “Termination and Change of Control Provisions” on page 62 of this Circular) or for personal tax planning purposes, transfers of Escrowed Shares are not permitted. No incremental entitlements are triggered by a change in control of the Corporation under the Escrowed Stock Plan.

The number of Escrowed Shares granted under the Escrowed Stock Plan annually, expressed as a percentage of the weighted average number of Class A Shares outstanding in the year, was 0.59% in 2018, 1.05% in 2019 and 0.24% in 2020. See also “Dilution of Class A Shares” on page 75 of this Circular for information on the rate of Class A Share issuances under the Escrowed Stock Plan.

Amendments to the Escrowed Stock Plan

The Escrowed Stock Plan was amended by the Board in 2020 following the three-for-two stock split of the Class A Shares on April 1, 2020. The maximum number of Class A Shares that may be reserved under the Plan was adjusted to reflect the stock split. In addition, on February 13, 2020, the Plan was amended to include a sub-plan, the terms of which shall apply to Escrowed Shares offered to Participants in Brazil. These amendments did not require shareholder approval pursuant to the amendment provisions of the Escrowed Stock Plan.

Procedure for Amending Escrowed Stock Plan

The Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of Class A Shares issuable under the Escrowed Stock Plan, expands insider participation, any amendment to the amendment provisions or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment to the Escrowed Stock Plan that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favourable tax treatment, that is to vesting provisions, that is to the termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date for any particular Escrowed Company), and to suspend or terminate the Escrowed Stock Plan.

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Dilution of Class A Shares

Options Outstanding and Class A Shares issued under the Escrowed Stock Plan as a Percentage of Issued and Outstanding Class A Shares

	2021	2020
2007 Plan	—	0.03%
2009 Plan	0.3%	0.5%
2012 Plan	1.7%	1.8%
2016 Plan	1.1%	0.9%
2019 Plan	—	—

Escrowed Stock Plan (a)	0.7%	0.4%

(a)

Includes Escrowed Stock Plan Class A Shares that have been issued in connection with this plan for information purposes. The Escrowed Share Plan is non-dilutive as any Class A Shares issued from treasury under this plan are fully offset by the cancellation of shares acquired in the market as described above. Escrowed Shares awarded are subject to a hold period.

Burn Rate

The following table shows the number of awards granted under each of the Option Plans and the Escrowed Stock Option Plan as a percentage of the average Class A Shares outstanding (the “burn rate”) for the past three years. The burn rate is defined as the number of awards granted in a fiscal year, divided by the basic weighted average number of Class A Shares outstanding in that year.

	2020	2019	2018
Grants under the 2009 Plan	—	—	—
Burn Rate	—	—	—
Grants under the 2012 Plan	—	247,545	815,730
Burn Rate	—	0.02%	0.06%
Grants under the 2016 Plan	3,340,925	7,368,150	5,991,315
Burn Rate	0.21%	0.49%	0.42%
Grants under the 2019 Plan	—	—	—
Burn Rate	—	—	—
Grants under the Escrowed Stock Plan (a)	3,840,975	15,975,000	8,722,500
Burn Rate	0.24%	1.05%	0.59%

(a)

Includes Escrowed Stock Plan Class A Shares that have been issued in connection with this plan for information purposes. The Escrowed Share Plan is non-dilutive as any Class A Shares issued from treasury are fully offset by the cancellation of shares acquired in the market as described above. Escrowed Shares awarded are subject to a hold period.

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Securities Authorized for Issue Under Incentive Plans

The following table sets out information on the Corporation’s Option Plans and Escrowed Stock Plan as at December 31, 2020.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(c))
Equity compensation plans approved by security holders

2019 Plan, 2016 Plan, 2012 Plan, and 2009 Plan (a)	47,367,287	$ 25.08(b)	28,285,147

Escrowed Stock Plan	4,594,676(c)	(c)	7,008,628
Total	51,961,963		35,293,775

(a)

Following the approval of the 2016 Plan by the Corporation’s shareholders in June 2016, the Corporation decided that it will not grant any further options under the 2009 Plan. Following the approval of the 2019 Plan by the Corporation’s shareholders in June 2019, the Corporation decided that it will not grant any further options under the 2012 Plan.

(b)	Converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2020 of C$1.00 = US$0.7853.
(c)

Escrowed Shares awarded are subject to a hold period. This value represents the number of Class A Shares at December 31, 2020 which are no longer subject to the hold period and could be issued under this plan (representing 0.1% of the Corporation’s issued and outstanding Class A Shares). Up to December 31, 2020, 11,663,764 Class A Shares have been issued in connection with this plan.

Pension and Retirement Benefits

The Corporation’s Named Executive Officers and its other senior executives do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. The Named Executive Officers do not have any entitlement to future pension benefits or other post-employment benefits from the Corporation. The Corporation has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

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PART SIX – OTHER INFORMATION

Routine Indebtedness of Directors, Officers and Employees

As at April 23, 2021, there is no debt outstanding to the Corporation by current and former directors, officers and employees of the Corporation and its subsidiaries, including loans made by the Corporation (or its predecessors) in connection with equity ownership interests in the specialty investment funds they manage, and certain other indebtedness. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation in connection with the purchase of securities of the Corporation or any of its associated companies.

Audit Committee

Additional information about the Audit Committee required by Part 5 of NI 52-110, including the Committee’s Charter, can be found in the AIF under the heading “Audit Committee Information,” which is posted on the Corporation’s website, https:// bam.brookfield.com under “Notice and Access 2021” and is also filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of the AIF can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents” on page 78 of this Circular.

Directors’ and Officers’ Liability Insurance

The Corporation and certain of its associated companies (collectively, the “Organization”) maintain directors’ and officers’ insurance with an aggregate limit of $125 million for claims where an entity within the Organization is obligated and able to indemnify its directors or officers, as well as those claims where an indemnity is not available. There is an additional $50 million of coverage for directors and officers directly for claims where such indemnity is not available. The total limit of $175 million is applied under a shared program for the Organization, and therefore payments made under the program in a given year are deducted from the aggregate insurance coverage available under the program for that year.

Under the directors’ and officers’ insurance program, an entity within the Organization is eligible for reimbursement for indemnity payments made to directors or officers as required or permitted by law, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts for which an entity within the Organization is not permitted to indemnify directors under applicable law, such as acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage with such exclusions only being applicable after a final non-adjudicable decision is made. Claims by entities within the Organization are subject to a deductible of up to $2.5 million, other than for the Corporation itself where the deductible can be up to $5 million. Individual directors and officers do not pay any deductible if it is necessary for them to make a claim directly because they are not indemnified by an entity within the Organization.

The cost of the directors’ and officers’ insurance program is borne by the Organization and is currently $4,576,250 annually.

Normal Course Issuer Bid

Class A Limited Voting Shares

On May 21, 2020, the Corporation renewed its normal course issuer bid for market purchases of its Class A Shares (“Common NCIB”) for a period extending from May 25, 2020 until May 24, 2021, or an earlier date should the Corporation complete its purchases. The Common NCIB allows Brookfield to repurchase, during the period mentioned above, on the TSX, NYSE and any alternative Canadian trading platform, a maximum of 132,829,848 Class A Shares, representing approximately 10% of the public float of the outstanding Class A Shares. All Class A Shares acquired by the Corporation under the Common NCIB are cancelled or purchased by a non-independent trustee pursuant to a long-term incentive plan.

The Common NCIB is in place because the Corporation believes that, from time to time, the trading price of Class A Shares may not fully reflect the underlying value of Brookfield’s business and future business prospects, and in such circumstances acquiring Class A Shares may represent an attractive investment. As at April 23, 2021, the Corporation had purchased 6,030,206 Class A Shares under the Common NCIB at an average price of $35.39. Shareholders may obtain, free of charge, a

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copy of the notice of intent regarding the Common NCIB, which was approved by the TSX, by writing to the Corporate Secretary of the Corporation at Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3.

Class A Preference Shares

On August 17, 2020, the Corporation renewed its normal course issuer bid for market purchases of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX (“Preferred NCIB”) for a period extending from August 20, 2020 until August 19, 2021, or an earlier date should the Corporation complete its purchases. The Preferred NCIB allows Brookfield to repurchase, during the period mentioned above, on the TSX, a maximum of 10% of the public float of these outstanding Class A Preference Shares. All Class A Preference Shares acquired by the Corporation under the Preferred NCIB are cancelled.

The Preferred NCIB is in place because the Corporation believes that, from time to time, certain Class A Preference Shares may trade in price ranges that do not fully reflect their value, and in such circumstances acquiring Class A Preference Shares may represent an attractive investment. As at April 23, 2021, the Corporation has not purchased any Class A Preference Shares as of the date of this Circular. Shareholders may obtain, free of charge, a copy of the notice of intent regarding the Preferred NCIB, which was approved by the TSX, by writing to the Corporate Secretary of the Corporation at Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of the Corporation, the Corporation will provide any person or company the AIF, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year (“MD&A”) and/or the interim financial statements of the Corporation for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its comparative annual financial statements and MD&A. Requests for the AIF, MD&A and the Interim Statements can be made to the Corporation by mail at Brookfield Place, Suite 300, 181 Bay Street, P.O. Box 762, Toronto, Ontario M5J 2T3, by telephone at (416) 363-9491, by fax at (416) 365-9642, or by email at enquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bam.brookfield.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of Investor Materials dated April 30, 2021.

Shareholder Proposals

In order to be considered at next year’s annual meeting of shareholders, shareholder proposals must be received by April 11, 2022. Proposals should be sent to the Corporate Secretary of Brookfield at the following address:

Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street

P.O. Box 762

Toronto, Ontario M5J 2T3

Fax: (416) 362-9642

78 /2021 MANAGEMENT INFORMATION CIRCULAR

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

Justin B. Beber

Managing Partner

April 30, 2021

2021 MANAGEMENT INFORMATION CIRCULAR/ 79

APPENDIX A – CHARTER OF THE BOARD

1.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by the Corporation’s officers and employees under the direction of the Chief Executive Officer (“CEO”).

2.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by management on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

(a)

strategic planning – overseeing the long-term strategic-planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b)	risk assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c)

CEO – selecting the CEO; reviewing and approving the position description for the CEO including the corporate objectives that the CEO is responsible for meeting; and reviewing and approving the compensation of the CEO as recommended by the Management Resources and Compensation Committee;

(d)	officers and senior management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

(e)	succession planning – monitoring the succession of key members of senior management;

(f)

communications and disclosure policy – adopting a communications and disclosure policy for the Corporation that ensures the timeliness and integrity of communications to shareholders, and establishing suitable mechanisms to receive stakeholder views;

(g)

environmental, social, governance – reviewing the Corporation’s approach to environmental, social, and governance (“ESG”) matters within its corporate and asset management activities as reported to the Board by the Governance and Nominating Committee;

(h)	corporate governance – developing and promoting a set of effective corporate governance principles and guidelines applicable to the Corporation;

(i)

internal controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(j)

culture – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of compliance throughout the Corporation, including compliance with the Corporation’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies and procedures; and

(k)

whistleblowers – in conjunction with the Audit Committee of the Board, establish whistleblower policies for the Corporation providing employees, officers, directors and other stakeholders, including the public, with the opportunity to raise, anonymously or not, questions, complaints or concerns regarding the Corporation’s practices, including fraud, policy violations, any illegal or unethical conduct, and any accounting, auditing or internal control matters. The Board or a committee thereof will provide oversight over the Corporation’s whistleblower policies and practices to ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

3.	COMPOSITION AND PROCEDURES

(a)

Size of Board and Selection Process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Business Corporations Act (Ontario) or at the annual meeting itself. The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b)

Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. A majority of the directors will be Independent Directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities and Unaffiliated Directors. The Board has adopted a gender diversity target for the Board that at least 30% of the Board’s Independent Directors be women.

(c)

Director Education and Orientation – The Corporation’s management team is responsible for providing an orientation program for new directors in respect of the Corporation and the role and responsibilities of directors. In addition, directors will, as required, receive continuing education about the Corporation to maintain a current understanding of the Corporation’s business and operations.

(d)

Meetings – The Chair is responsible for approving the agenda for each Board meeting. Prior to each Board meeting, the Chair of the Board reviews agenda items for the meeting with the CEO, Chief Financial Officer and Corporate Secretary, before circulation to the full Board. The Board meets at least twice each quarter: once to review and approve the Corporation’s quarterly earnings report and consider dividend payments and once to review specific items of business including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy. Materials for each meeting are distributed to the directors in advance of the meeting. At the conclusion of each Board meeting, the independent and unaffiliated directors meet without any other person present. The Chair of the Board chairs these in-camera sessions.

(e)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit, Governance and Nominating, Management Resources and Compensation and Risk Management. Special committees are established, from time to time, to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

(f)

Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors, and provides a report to the Board on the findings of this process. In addition, each individual director and each committee assesses its own performance annually.

(g)

Compensation – The Governance and Nominating Committee recommends to the Board the compensation for non-management directors (it is the policy of the Corporation that management directors do not receive compensation for their service on the Board). In reviewing the adequacy and form of compensation, the Governance and Nominating Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h)

Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(i)

Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behaviour, share ownership, conflicts of interest and resignation events. Among other things, the Charter of Expectations outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance.

This Charter of the Board of Directors was reviewed and approved by the Board on March 5, 2021.

BROOKFIELD ASSET MANAGEMENT INC. brookfield.com

NYSE: BAM TSX: BAM.A

BROOKFIELD CORPORATE OFFICES

United States	Canada	United Kingdom	Australia
Brookfield Place	Brookfield Place	One Canada Square	Brookfield Place
250 Vesey Street, 15th Floor	181 Bay Street, Suite 300	Level 25	Level 19, 10 Carrington Street
New York, NY	Bay Wellington Tower	Canary Wharf	Sydney, NSW 2000
10281-0221	Toronto, ON M5J 2T3	London, E14 5AA	+61.2.9158.5100
+1.212.417.7000	+1.416.363.9491	+44.20.7659.3500

Brazil	United Arab Emirates	India	China
Avenida das Nações Unidas, 14.261	Level 16	8th Floor	Suite 1201, Tower B, One East
Edifício WT Morumbi	ICD Brookfield Place	A Wing, One BKC	No. 736 South Zhongshan 1st Road
Ala B - 20º andar	AI Mustaqbal Street, DIFC	Bandra Kurla Complex	Shanghai 200021
Morumbi - São Paulo - SP	P.O. Box 507234	Bandra East	+86.21.2306.0700
CEP 04794-000	Dubai	Mumbai 400 051
+55 (11) 2540.9150	+971.4.597.0100	+91 (22) 6600.0701

REGIONAL OFFICES

North America	South America	Europe	Asia Pacific
Bermuda	Bogotá	Berlin	Beijing
Calgary	Lima	Frankfurt	Hong Kong
Chicago	Rio de Janeiro	Madrid	Perth
Houston	Santiago	Luxembourg	Seoul
Los Angeles			Shanghai
Vancouver			Singapore
Tokyo

OAKTREE CORPORATE OFFICES

United States	United States	United Kingdom	Hong Kong
333 South Grand Avenue	1301 Avenue of the Americas	Verde	Suite 2001, 20/F,
28th Floor	34th Floor	10 Bressenden Place	Champion Tower
Los Angeles, CA 90071	New York, NY 10019	London SW1E 5DH	3 Garden Road
+1.213.830.6300	+1.212.284.1900	United Kingdom	Central, Hong Kong
		+44 (0) 20.7201.4600	+852.3655.6800